DIAMOND OFFSHORE DRILLING, INC.

Diamond Offshore

Annual Report 2002



ARS
P.E.
12-31-02
1-13926
RECD S.E.C.
APR 2 9 2003
1086

PROCESSED
APR 3 0 2003
THOMSON
FINANCIAL



Financial Highlights

(Dollars in millions)

	2002	2001	2000
Revenues	$ 753	$ 924	$ 685
Depreciation and Amortization	177	170	146
Operating Expenses	701	699	627
Earnings Before Interest, Taxes, Depreciation, and Amortization (EBITDA)	229	395	203
Net Income	63	174	72
Capital Expenditures	340	269	324
Cash and Investments	$ 812	$ 1,147	$ 862
Drilling and Other Property and Equipment, Net	2,164	2,003	1,931
Total Assets	3,259	3,503	3,080
Long-term Debt	924	921	857
Shareholders' Equity	1,808	1,853	1,768
Number of Offshore Active Rigs	47	45	45

Table of Contents

Fleet List 1
Our Markets 2
Letter to Shareholders 4
Our Fleet 6
Our Environment 8
Financials/Form 10-K 9

About the Cover

The *Ocean Valiant* is shown mobilizing to a deepwater location in the Gulf of Mexico. The *Valiant* is one of the Company's ten deepwater rigs.

About the Company

Diamond Offshore Drilling, Inc. provides comprehensive drilling services to the energy industry around the globe.

Diamond Offshore owns and operates one of the world's largest fleets of offshore drilling rigs, consisting of 32 semisubmersibles, 14 jack-up rigs, and one drillship.

The Company's headquarters are in Houston, Texas. Regional offices are in Louisiana, Australia, Brazil, Indonesia, Scotland, Vietnam, Singapore, Netherlands, and Norway. Approximately 3,700 people work for Diamond Offshore on board our rigs and in our offices.

Diamond Offshore's common stock is listed on the New York Stock Exchange under the symbol "DO."

Fleet List

As of March 17, 2003









Type and Name	Water Depth Capability(ft.)	Description	Location
HIGH SPECIFICATION FLOATERS			
Deepwater Semisubmersibles (8)			
Ocean Confidence	7,500	Dynamically positioned	Gulf of Mexico
Ocean Baroness	7,000		Indonesia
Ocean America	5,500		Gulf of Mexico
Ocean Valiant	5,500		Gulf of Mexico
Ocean Victory	5,500		Gulf of Mexico
Ocean Star	5,500		Gulf of Mexico
Ocean Alliance	5,000	Dynamically positioned	Brazil
Ocean Quest	3,500		Gulf of Mexico
Drillship (1)			
Ocean Clipper	7,500	Dynamically positioned drillship	Brazil
Under Construction (1):			
Ocean Rover	7,000	Upgrade to 7,000 feet	Singapore
Other Semisubmersibles (22):			
Ocean Winner	3,500		Brazil
Ocean Worker	3,500		Gulf of Mexico
Ocean Yatzy	3,300	Dynamically positioned	Brazil
Ocean Voyager	3,300		Gulf of Mexico
Ocean Patriot	3,000		South Africa
Ocean Yorktown	2,850		Brazil
Ocean Concord	2,200		Gulf of Mexico
Ocean Lexington	2,200		Gulf of Mexico
Ocean Saratoga	2,200		Gulf of Mexico
Ocean Endeavor	2,000		Gulf of Mexico
Ocean Epoch	2,000		Australia
Ocean General	2,000		Vietnam
Ocean Prospector	1,700		Gulf of Mexico
Ocean Bounty	1,500		Australia
Ocean Guardian	1,500		North Sea
Ocean New Era	1,500		Gulf of Mexico
Ocean Princess	1,500		North Sea
Ocean Vanguard	1,500		Norway
Ocean Whittington	1,500		Ghana
Ocean Nomad	1,200		North Sea
Ocean Ambassador	1,100		Gulf of Mexico
Ocean Century	800		Gulf of Mexico
Ocean Liberator	600		South Africa
Jack-ups (14):			
Ocean Titan	350	Independent-leg slot	Gulf of Mexico
Ocean Tower	350	Independent-leg slot	Gulf of Mexico
Ocean King	300	Independent-leg cantilever	Gulf of Mexico
Ocean Nugget	300	Independent-leg cantilever	Gulf of Mexico
Ocean Summit	300	Independent-leg cantilever	Gulf of Mexico
Ocean Warwick	300	Independent-leg cantilever	Gulf of Mexico
Ocean Heritage	300	Independent-leg cantilever	Indonesia
Ocean Spartan	300	Independent-leg cantilever	Gulf of Mexico
Ocean Spur	300	Independent-leg cantilever	Gulf of Mexico
Ocean Champion	250	Mat-supported slot	Gulf of Mexico
Ocean Columbia	250	Independent-leg cantilever	Gulf of Mexico
Ocean Sovereign	250	Independent-leg cantilever	Singapore
Ocean Crusader	200	Mat-supported cantilever	Gulf of Mexico
Ocean Drake	200	Mat-supported cantilever	Gulf of Mexico

first quarter of 2002, was under contract for the majority of the year and is currently working under a one year contract offshore Indonesia. The deepwater upgrade of the *Ocean Rover* – built to similar specifications as the *Baroness* – is scheduled for completion in the third quarter of 2003. Immediately upon delivery, the *Rover* is committed to begin work offshore Malaysia. The average dayrate for both rigs will exceed $100,000.

MID-WATER SEMISUBMERSIBLE MARKET

Gulf of Mexico Diamond Offshore has ten mid-water semisubmersible rigs located in the Gulf of Mexico, which represents 50 percent of this market. The beginning of the year saw dayrates in the low $30,000 range with poor utilization. In the face of continued market weakness, the Company cold stacked five of its rigs that participate in this market. Removing this excess capacity helped push dayrates to around $40,000 and enabled Diamond Offshore to increase its utilization to nearly 100 percent for its remaining active rigs. The Company will continue to monitor capacity, but expects the market to remain depressed through 2003.

Brazil The Brazilian mid-water market continued to offer stable work for offshore drilling companies in 2002. Diamond Offshore operates two semisubmersibles in this market and both of these rigs experienced 100 percent utilization during the past year. The *Ocean Winner* continues to work for Petrobras while the *Ocean Yorktown* is under contract to Shell Oil.

Southeast Asia and Australia Southeast Asia and Australia remain steady markets for Diamond Offshore, but work continues to be on a well-to-well basis for the three rigs we have located in the area. The *Ocean Bounty* has completed work in New Zealand and will begin work in Australia under a five-well program following its special survey. As of the beginning of 2003, the *Ocean General* was working offshore Vietnam while the *Ocean Epoch*, which had been under contract for all but seven days in 2002, was idle in Australia.

North Sea In addition to customer uncertainties regarding the sustainability of oil and natural gas prices, a change in tax laws in the U.K. contributed to North Sea dayrates and utilization decreasing dramatically during 2002. While dayrates were in the $70,000 to $90,000 range early in 2002, by the end of the year rates had decreased to $40,000 per day. Despite this downturn, all four of our mid-water semisubmersibles in this market are currently under contract or have letters of intent committing them to future work.

Africa Like the deepwater Gulf of Mexico market, the African market has been slower to develop than previously forecast. However, also like the deepwater Gulf of Mexico market, long-term prospects are encouraging. Diamond Offshore is prepared for increased demand in the African market with our new acquisition, the *Ocean Patriot*.

JACK-UP MARKET

Gulf of Mexico Diamond Offshore's Gulf of Mexico jack-up fleet consists of twelve rigs and represents nearly 10 percent of this market. High utilization rates are the key to success in this competitive area, which focuses primarily on natural gas. While natural gas prices rose considerably during the second half of 2002, demand and dayrates for jack-up drilling rigs did not improve. The Company took advantage of these depressed conditions to upgrade several rigs in our jack-up fleet, which improved our competitive position. Despite an industry-wide utilization rate of 72 percent at the end of 2002, all eleven of the Company's marketed jack-ups were contracted or had commitments at the beginning of 2003.

Indonesia While both the *Ocean Heritage* and the *Ocean Sovereign* have worked steadily in this market, dayrates have softened in recent years. Upon completing its water depth upgrade in 2002, the *Heritage* assumed the remaining commitment of a one-year term program being performed by the *Sovereign*. The *Sovereign*, currently undergoing the same upgrade as the *Heritage*, will return to work in the second quarter of 2003. These upgrades should improve the long-term marketability of these rigs.

FLEET LOCATIONS



Our **Markets**

Our fleet operates in three key water depth ranges: deepwater (over 3,500 feet), mid-water (350 to 3,500 feet) and jack-ups (under 350 feet). Each sector is also impacted by its geographical market.

DEEPWATER MARKET

Gulf of Mexico Significant deepwater discoveries have been made in recent years. However, this development drilling activity of these discoveries has been slow to occur. Nonetheless, our six deepwater semisubmersibles located in the Gulf of Mexico have been fully employed, albeit at lower dayrates. Dayrates for fourth-generation rigs began the year near $100,000 and ended it in the mid-$60,000 to mid-$80,000 range. The Company continues to believe, however, that opportunities in the deepwater Gulf of Mexico market will result in a high utilization of this fleet in the future at improved dayrates. Our semisubmersible upgrade program not only adds water depth capacity, but also focuses on extending drilling depth, which will expand opportunities for future work.

Brazil Brazil remains a strong market and an area of focus for Diamond Offshore. We are pleased to have continued our long-standing relationship with the state-owned oil company, Petrobras. Additionally, Brazil has invited international oil companies to participate in the exploration and development of its offshore oil fields, thus creating further opportunities for increased drilling. This market has employed a number of deepwater dynamically positioned rigs and the *Ocean Yatzy*, *Ocean Clipper*, and *Ocean Alliance* continue to work under term contracts, which will last into 2004 or late 2003.

Southeast Asia Historically a mid-water depth market, Southeast Asia has developed into a productive deepwater market for Diamond Offshore. The *Ocean Baroness*, an upgraded fifth-generation semisubmersible delivered in the

To our Shareholders:

Oil and gas prices during 2002 were at levels that should have justified an increase in exploration and production activity. However, because of general wariness about future price volatility, our customers reined in their drilling budgets. As a result, dayrates declined for almost every type of rig in our fleet and the number of rig workdays recorded by Diamond Offshore fell to a level lower than in any year since 1999. These realities, in turn, caused a 22 percent reduction in contract drilling revenues and a decrease in net income to $63 million.

Companies that participate in the offshore drilling market must be able to respond quickly to its highly cyclical nature. Given the current downturn, Diamond Offshore has taken a number measures to reduce its operating expenses. At present, seven of the Company's rigs are cold stacked. However, because Diamond Offshore also has one of the strongest balance sheets in the industry, it is in a position to take advantage of the opportunities that present themselves in difficult market conditions. Our financial strength has allowed us to upgrade our fleet during this period where opportunity costs are otherwise low and to acquire equipment at depressed prices from competitors struggling to conserve cash. The following projects carried out during the adverse market conditions that prevailed in 2002 should enhance our earnings potential for years to come:

- Victory-class upgrades of the *Ocean Baroness* and the *Ocean Rover*
- The acquisition of two high-capability third generation semisubmersible rigs
- The commencement of a six jack-up rig enhancement program
- The repurchase of Diamond Offshore common stock at low market prices

The *Ocean Baroness* upgrade project was completed in the first quarter at a cost of $169 million – on time and $10 million under budget. The upgrade included replacing substantially all drilling components with new state-of-the-art equipment and increasing the rig's rated water depth to 7,000 feet from an original design depth of 600 feet. The *Baroness*'s overall capability now meets or exceeds that of many fifth-generation semisubmersibles. Because the cost of the upgrade was less than half the cost of a comparable newbuild, the *Baroness* is positioned to earn a substantially higher return on investment.

The *Baroness* is the most automated and sophisticated of all Victory-class rigs that have undergone upgrades, and has been extremely well received by customers. It began working in Malaysia in the first quarter of 2002, and drilled most of the year for a subsidiary of Murphy Oil Corporation. In February 2003, it will begin a 13-month contract in Indonesia for an affiliate of Unocal Corporation.

The *Ocean Rover* is in Singapore for an upgrade similar to the one performed on the *Baroness*. The *Rover* is on schedule for delivery in the third quarter of 2003. When finished, it will work in Malaysia under a multi-well contract with Murphy Oil. This upgrade project will be the fifth Victory-class upgrade completed by Diamond Offshore. All four of the prior upgrades have proven highly successful. Diamond Offshore owns three other Victory-class rigs that are candidates for future upgrades.

In the fourth quarter of 2002, Diamond Offshore signed letters of intent to purchase two high-capability third generation semisubmersible rigs. The *Ocean Vanguard*, which was purchased for $68 million and is presently working off the coast of Norway, has been bareboat chartered to its previous owner until mid-2003. The second rig, a sister unit of the *Vanguard*,



James S. Tisch



Lawrence R. Dickerson

was originally named the *Omega*, but has been renamed the *Ocean Patriot*. The *Patriot*, which was purchased for $65 million, is presently undergoing survey and upgrade work in South Africa, and will be in a shipyard in Cape Town until the latter part of March 2003. The *Patriot* has already been contracted to work for an affiliate of its previous owner when it is released from the shipyard.

We believe that the prices that we paid for these new additions to our fleet presented a great bargain – comparable rigs sold for more than $100 million a piece in the last two years. Notably, soon after they were purchased, both rigs were contracted to work at profitable dayrates without having to be relocated.

Diamond Offshore had previously announced that a plan to invest $100 million in water depth and class upgrades to six jack-up rigs. Three of these rig upgrades are now complete, two others are scheduled to be finished in the second quarter of 2003, and the last upgrade is expected to be completed in the fourth quarter of 2003.

The decline in the price of our common stock late in the year gave us an opportunity to repurchase our shares at attractive prices. During the third and fourth quarters, we spent more than $23 million to buy back about 1.2 million shares on the open market. Since 1998, we have repurchased 9.3 million shares, which has reduced our shares outstanding by seven percent.

We constantly evaluate various uses for our capital. At times, rig acquisitions or upgrades may offer the best potential returns, while at other times share repurchases are a better means to create value for our shareholders. If none of these options are attractive, we are not afraid to let our cash balance grow. Discipline, patience, and a countercyclical mindset are some of the elements we view as critical to creating value in the offshore drilling market.

Also important is the efficient and safe operation of our rigs. It gives us great pride to note that in May, the Mineral Management Service of the U. S. Department of the Interior presented us with its National SAFE award for drilling contractors. This prestigious award recognizes outstanding performance in safety and environmental protection, and is evidence of the Company's dedication to excellence. Diamond Offshore has received the SAFE award three times in the last ten years. No other contractor has received this award more than once during that same period.

We realize that this achievement is the result of the hard work of all of our employees. We would like to take this opportunity to thank them for their dedication and professionalism. A debt of gratitude is also owed to our shareholders for their commitment to Diamond Offshore. We hope to see our relationship flourish as we work towards a rewarding future together.

James S. Tisch
Chairman of the Board and
Chief Executive Officer
March 2003

Lawrence R. Dickerson
President and Chief
Operating Officer



Our **Fleet**

We believe the progression of oil and gas exploration to deeper waters offers the greatest long-term prospects for growth and income. Deepwater rigs generally achieve higher utilization rates and significantly higher dayrates than shallow and mid-water rigs. Diamond Offshore remains dedicated to positioning our fleet for operations in these more lucrative markets. In 1996, our fleet, with the exception of three of our rigs, lacked deepwater capabilities. Now, through our upgrade program, Diamond Offshore has the second largest deepwater fleet in the world. Nine of our rigs are able to work in ultra-deepwater depths of more than 5,000 feet. Our transformation has not been about depth alone – we have also upgraded the Diamond Offshore fleet with heavier-duty drilling machinery to enhance our customers' productivity.

Our most recent Victory-class upgrades have been built at a tremendous discount to new construction costs. Because our upgrades were completed during weaker market periods, we also sacrificed little opportunity cost. The *Ocean Baroness* was delivered in the first quarter of 2002, on time, $10 million under budget, and at significantly less cost than a comparable newbuild. The rig now possesses overall design capabilities that meet or exceed other fifth-generation semisubmersibles. The deepwater conversion of the *Ocean Rover* to same specifications as the *Baroness* is slated to be completed in the third quarter of 2003 – again, in half the time and for roughly half the cost of a new construction.

The *Ocean Rover* is expected to be the fifth in a series of highly successful Victory-class upgrades that has performed well

OUR TRANSFORMATION WAS NOT ABOUT DEPTH ALONE; WE HAVE ALSO UPGRADED THE DIAMOND OFFSHORE FLEET WITH HEAVIER DUTY DRILLING MACHINERY FOR EXTENDED DRILLING CAPABILITIES TO PROVIDE OUR CUSTOMERS WITH ENHANCED PRODUCTIVITY.

in the marketplace. Because we have been able to limit our investment per rig, we are able to earn acceptable returns at lower dayrates. And, because we own three Victory-class rigs that have not yet been upgraded, we have the ability to continue to add additional deepwater capacity to our fleet – which, of course, will be determined by market conditions.

We have also utilized this proven strategy of cost-effective upgrades to enhance our jack-up fleet. Our current upgrade program is expanding the performance capabilities of six of our 14 jack-up rigs. The *Ocean Heritage, Ocean Spartan* and *Ocean Spur* have all completed leg extensions that will enable them to work in deeper water depths and increase our future earnings potential. The *Ocean Sovereign* is currently undergoing a similar upgrade, which is expected to be completed during the first half of 2003. Both the *Ocean Titan* and the *Ocean Tower*, currently 350-foot slot jack-up rigs, are undergoing cantilever upgrades that will permit a 65-foot extension of the drilling package over the rig's hull. Upon completion, this upgrade will add capabilities for additional drilling operations over platforms and at well sites adjacent to pipelines, expanding each rig's earning power. These improvements will also have been achieved with very little opportunity cost given the market conditions that have prevailed during the period the rigs have been out of service.

Diamond Offshore has also complemented its upgrade efforts by targeting profitable acquisitions that would enhance shareholder value. Historically, Diamond Offshore has been a value buyer, seeking quality assets at discount prices. However, in the past several years we had not been able to find suitably attractive opportunities. But in late in 2002, market prices compelled us to buy two rigs that strategically fit our fleet.

In December of 2002, Diamond Offshore completed the purchase of a third-generation semisubmersible, the *West Vanguard*, for $68 million. The rig, renamed the *Ocean Vanguard*, was built in 1982 and is outfitted with the high specification equipment and safety features required in the Norwegian market. The *Vanguard* is currently working offshore Norway under a bareboat charter to an affiliate of the rig's previous owner for a period anticipated to extend into the second quarter of 2003. This transaction provides both immediate cash flow and time for us to re-contract the rig later in 2003.

In March of 2003, Diamond Offshore completed the purchase of another third generation semisubmersible, the *Omega*, for $65 million. The *Omega*, which was renamed the *Ocean Patriot*, was built in 1983 and is capable of working in water depths of up to 3,000 feet. Prior to delivery, the rig underwent its regularly scheduled special survey as well as certain upgrades to its equipment – all of which were paid for by the seller. The *Patriot* has worked in the North Sea, West Africa and the Gulf of Mexico, and is currently working off the coast of South Africa. Both of these purchases, just like our upgrades, were made at bargain prices. On average, they cost approximately half as much as similar rigs sold in the late 1990s.

Our customers contract both a rig and our crews to perform drilling assignments. Our goals are not only to deliver first class capability but also first class financial returns. Our upgrades and acquisitions help us to achieve both goals.





In the South China Sea on August 30, 2002, Diamond Offshore Crane Operator Billy Ainsworth on the *Ocean Baroness* spotted a piece of floating fishing net with two sea turtles trapped inside. Noticing that some sharks had begun to circle the turtles, a rescue was quickly organized to pull the turtles safely onboard. Eventually the sea turtles were freed from their mesh prison and lowered by the personnel basket to just above the water's surface. Two of our crew assisted the turtles back to freedom. Both sea turtles were in good condition and quickly swam away after their brief visit aboard the *Baroness*.

Our **Environment**

It is not often that a Diamond Offshore rig operates within sight of such beauty as Mount Taranaki, seen here off the North Island of New Zealand. Nonetheless, we strive to apply the same high standards of environmental protection at all locations to ensure minimal impact on the marine environments in which we operate.

Diamond's Global Excellence Management System (GEMS) has been recognized world wide for the high standard to which our company strives. The United States Minerals Management Service has recognized Diamond Offshore Drilling at both local and national levels with the coveted SAFE Award for outstanding performance in safety and environmental awareness. Clean Galveston, a non-profit organization in Galveston, Texas dedicated to preserving the beauty of Galveston and its beaches, presented Diamond Offshore with their "Special Friend Award" for support of their Adopt-A-Beach and Walk-About programs. Customers have also recognized individual rig achievement. Most recently, ChevronTexaco awarded the *Ocean Drake* with its President's Recognition for Accomplishment in Safety and Environment or PRAISE Award.

GEMS also contains an Environmental Management System that prescribes standards for operations. Criteria are uniform, regardless of a rig's location or the lack of local environmental protection standards.

Our employees recognize that their ability to harvest natural gas and petroleum from beneath the sea floor is closely related to their efforts to preserve the integrity of the marine environment. All of our drilling activities are designed to meet the energy needs of today without compromising the environment of tomorrow.

Diamond Offshore rig employees are encouraged to assist in returning sick or injured animals to their natural habitat. Often migrating birds are blown off course by the weather or become lost at sea and a Diamond Offshore rig is an inviting refuge. Because some birds are too weak to return to shore, Diamond Offshore coordinates with a network of wildlife organizations to have the birds picked up, rehabilitated and returned to the wild. Several rigs have rescued such species as blue winged teal, owls, and peregrine falcons.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-13926

Diamond Offshore Drilling, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	76-0321760 (I.R.S. Employer Identification No.)

15415 Katy Freeway
Houston, Texas 77094
(Address and zip code of principal executive offices)

(281) 492-5300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☑ No ☐

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold as of the last business day of the registrant's most recently completed second fiscal quarter.

As of June 30, 2002 $3,749,264,918

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

As of February 28, 2003 Common Stock, $0.01 par value per share 130,336,455 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement relating to the 2003 Annual Meeting of Stockholders of Diamond Offshore Drilling, Inc., which will be filed within 120 days of December 31, 2002, are incorporated by reference in Part III of this form.

DIAMOND OFFSHORE DRILLING, INC.
FORM 10-K for the Year Ended December 31, 2002

TABLE OF CONTENTS

		Page No.
Cover Page		1
Document Table of Contents		2
	Part I	
Item 1.	Business	3
Item 2.	Properties	10
Item 3.	Legal Proceedings	10
Item 4.	Submission of Matters to a Vote of Security Holders	10
	Part II	
Item 5.	Market for the Registrant's Common Equity and Related Stockholder Matters	12
Item 6.	Selected Financial Data	13
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	14
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	32
Item 8.	Financial Statements and Supplementary Data	34
	Consolidated Financial Statements	35
	Notes to Consolidated Financial Statements	40
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	62
	Part III	
	Information called for by Part III Items 10, 11, 12 (other than information concerning securities authorized for issuance under equity compensation plans) and 13 has been omitted as the Registrant intends to file with the Securities and Exchange Commission not later than 120 days after the end of its fiscal year a definitive Proxy Statement pursuant to Regulation 14A.	
Item 14.	Controls and Procedures	62
Item 15.	Exhibits, Financial Statement Schedules and Reports on Form 8-K	63
Signatures		66
Certifications		67
Exhibit Index		69

PART I

Item 1. Business.

General

Diamond Offshore Drilling, Inc., incorporated in Delaware in 1989, engages principally in the contract drilling of offshore oil and gas wells. Unless the context otherwise requires, references herein to the "Company" mean Diamond Offshore Drilling, Inc. and its consolidated subsidiaries. The Company is a leader in deep water drilling with a fleet of 46 offshore rigs and has signed a memorandum of agreement to purchase an additional offshore rig. The fleet currently consists of 31 semisubmersibles, 14 jack-ups and one drillship.

The Fleet

The Company's large, diverse fleet, which includes some of the most technologically advanced rigs in the world, enables it to offer a broad range of services worldwide in various markets, including the deep water market, the harsh environment market, the conventional semisubmersible market and the jack-up market.

Semisubmersibles. The Company owns and operates 31 semisubmersibles. Semisubmersible rigs consist of an upper working and living deck resting on vertical columns connected to lower hull members. Such rigs operate in a "semi-submerged" position, remaining afloat, off bottom, in a position in which the lower hull is approximately 55 feet to 90 feet below the water line and the upper deck protrudes well above the surface. Semisubmersibles are typically anchored in position and remain stable for drilling in the semi-submerged floating position due in part to their wave transparency characteristics at the water line. Semisubmersibles can also be held in position through the use of a computer controlled thruster (dynamic-positioning) system to maintain the rig's position over a drillsite. Three semisubmersible rigs in the Company's fleet have this capability.

The Company owns and operates eight high specification semisubmersibles. These semisubmersibles are larger than many other semisubmersibles, are capable of working in water depths of 3,500 feet or greater or in harsh environments and have other advanced features. As of February 3, 2003, six of the eight high specification semisubmersibles were located in the Gulf of Mexico, the *Ocean Alliance* was working offshore Brazil and the *Ocean Baroness* was offshore Singapore undergoing modifications as part of a 400 day contract offshore Indonesia. The *Ocean Rover* was in a shipyard in Singapore undergoing an upgrade to high specification capabilities. Completion of this upgrade, expected in the third quarter of 2003, will increase the number of high specification rigs to nine. See "—Fleet Enhancements."

The Company owns and operates 22 other semisubmersibles which operate in maximum water depths up to 3,500 feet. The diverse capabilities of many of these semisubmersibles enable them to provide both shallow and deep water service in the U.S. and in other markets outside the U.S. As of February 3, 2003, ten of these semisubmersibles were located in the Gulf of Mexico; four were located in the North Sea; three were located offshore Brazil; two were located offshore Africa; and one each was located offshore Vietnam, Australia, and New Zealand.

Six of the Company's 22 other semisubmersible rigs have been cold stacked. When the Company anticipates that a rig will be idle for an extended period of time, it cold stacks the rig by ceasing to actively market the rig and eliminates all expenditures associated with keeping the rig ready to go to work.

Jack-ups. The Company owns 14 jack-ups. Jack-up rigs are mobile, self-elevating drilling platforms equipped with legs that are lowered to the ocean floor until a foundation is established to support the drilling platform. The rig hull includes the drilling rig, jacking system, crew quarters, loading and unloading facilities, storage areas for bulk and liquid materials, heliport and other related equipment. The Company's jack-ups are used extensively for drilling in water depths from 20 feet to 350 feet. The water depth limit of a particular rig is principally determined by the length of the rig's legs. A jack-up rig is towed to the drillsite with its hull riding in the sea, as a vessel, with its legs retracted. Once over a drillsite, the legs are lowered until they rest on the seabed and jacking continues until the hull is elevated above the surface of the water. After completion of

drilling operations, the hull is lowered until it rests in the water and then the legs are retracted for relocation to another drillsite.

As of February 3, 2003, twelve of the Company's jack-up rigs were located in the Gulf of Mexico. Of these jack-up rigs in the Gulf of Mexico, seven are independent-leg cantilevered rigs, two are mat-supported cantilevered rigs, two are independent-leg slot rigs and one is a mat-supported slot rig. One of the independent-leg slot rigs was in a shipyard in Brownsville, Texas for installation of a cantilever package which is expected to be completed in April 2003. Both of the Company's internationally based jack-ups are independent-leg cantilevered rigs; one was located offshore Indonesia while the other one was in a Singapore shipyard undergoing an upgrade. One jack-up has been cold stacked.

Drillship. Drillships, which are typically self-propelled, are positioned over a drillsite through the use of either an anchoring system or a dynamic-positioning system similar to those used on certain semisubmersible rigs. Deep water drillships compete in many of the same markets as do high specification semisubmersible rigs. The Company has one drillship, the *Ocean Clipper,* which is located offshore Brazil.

Fleet Enhancements. The Company's strategy is to maximize utilization and dayrates by economically upgrading its fleet to meet customer demand for advanced, efficient, high-tech rigs, particularly deepwater semisubmersibles. Since 1995, the Company has increased the number of semisubmersibles capable of operating in 3,500 feet of water or greater, from three to ten (eight of which are high specification units), primarily by upgrading its existing fleet. Four of these upgrades were to its *Victory*-class semisubmersible rigs; most recently the *Ocean Baroness* which was completed in early 2002 at an approximate cost of $169 million. The design of the Company's *Victory*-class semisubmersible rigs with its cruciform hull configurations, long fatigue-life and advantageous stress characteristics, makes this class of rig particularly well-suited for significant upgrade projects.

The upgrade of the *Ocean Rover,* the fifth in a series of *Victory*-class upgrades, began in January 2002. Once complete, the *Ocean Rover* will be the Company's ninth high specification semisubmersible unit. The converted rig will be able to operate in 7,000-foot water depths on a stand alone basis. Water depths in excess of 7,000 feet should be achievable utilizing augmented mooring systems on a case by case basis. The upgrade is estimated to cost approximately $200 million with approximately $119.1 million spent project-to-date through December 31, 2002. The upgrade is expected to take 19 months to complete with delivery estimated in the third quarter of 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources" in Item 7 of this report.

In 2002 the Company began a two year program to expand the capabilities of its jack-up fleet by significantly upgrading six of its 14 jack-up rigs at a total estimated cost of $100 million. The *Ocean Titan* and *Ocean Tower,* both 350-foot water depth capability independent-leg slot rigs, are to have cantilever packages installed. The cantilever systems enable a rig to cantilever or extend its drilling package over the aft end of the rig. This is particularly important when attempting to drill over existing platforms. Cantilever rigs have historically enjoyed higher dayrates and greater utilization compared to slot rigs. The *Ocean Tower* is in the latter stages of its upgrade with delivery expected in April 2003. The upgrade planned for the *Ocean Titan* is expected to commence in early 2003. The *Ocean Spartan, Ocean Spur,* and *Ocean Heritage,* each had leg extensions installed (all completed during the fourth quarter of 2002) enabling these rigs to work in water depths up to 300 feet, up from 250 feet prior to the upgrades, at a combined approximate cost of $35.7 million. The *Ocean Sovereign,* a 250-foot water depth independent-leg cantilever rig, is in a shipyard undergoing leg extension installations to allow the rig to work in water depths up to 300 feet.

Fleet Additions. Another of the Company's business strategies is to acquire assets at depressed levels during cyclical downturns. In late 2002 the Company purchased the *Ocean Vanguard* for $68.5 million. The semisubmersible rig is a third-generation Bingo 3000 design rig that, in accordance with the sales agreement, has been bare-boat chartered to its previous owner. The Company anticipates the bare-boat charter will continue until mid-2003.

The Company has signed a memorandum of agreement to purchase the semisubmersible drilling rig *Omega* for $65 million. The agreement is subject to certain conditions and is expected to be completed in the

first quarter of 2003. Subsequent to its purchase, the Company anticipates that the rig initially will be working offshore South Africa.

The Company continues to evaluate further rig acquisition and upgrade opportunities. However, there can be no assurance whether or to what extent rig acquisitions or upgrades will continue to be made to the Company's fleet. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Capital Resources" in Item 7 of this report.

More detailed information concerning the Company's fleet of mobile offshore drilling rigs, as of February 3, 2003, is set forth in the table below.

Type and Name	Water Depth Rating	Attributes	Year Built/Latest Enhancement(a)	Current Location	Customer(b)
High Specification Floaters					
Semisubmersibles (8):					
Ocean Confidence	7,500	TDS; DP; 15K; 4M	2001	Gulf of Mexico	BP America
Ocean Baroness	7,000	TDS; VC; 15K; 4M	1973/2002	Singapore	Unocal
Ocean America	5,500	TDS; SP; 15K; 3M	1988/1999	Gulf of Mexico	Ocean Energy
Ocean Valiant	5,500	TDS; SP; 15K; 3M	1988/1999	Gulf of Mexico	Shipyard/survey
Ocean Victory	5,500	TDS; VC; 15K; 3M	1972/1997	Gulf of Mexico	Amerada Hess
Ocean Star	5,500	TDS; VC; 15K; 3M	1974/1999	Gulf of Mexico	Kerr McGee
Ocean Alliance	5,000	TDS; DP; 15K; 3M	1988/1999	Brazil	Petrobras
Ocean Quest	3,500	TDS; VC; 15K; 3M	1973/1996	Gulf of Mexico	Murphy
Drillship (1):					
Ocean Clipper	7,500	TDS; DP; 15K; 3M	1976/1999	Brazil	Petrobras
Under Construction (1):					
Ocean Rover	7,000	TDS; VC; 15K; 4M	1973/2003	Singapore	Upgrade (c)
Other Semisubmersibles (22):					
Ocean Winner	3,500	TDS; 3M	1977/1996	Brazil	Petrobras
Ocean Worker	3,500	TDS; 3M	1982/1992	Gulf of Mexico	Spinnaker
Ocean Yatzy	3,300	TDS; DP	1989/1998	Brazil	Petrobras
Ocean Voyager	3,300	TDS; VC	1973/1995	Gulf of Mexico	Cold Stacked
Ocean Yorktown	2,850	TDS; 3M	1976/1996	Brazil	Shell
Ocean Concord	2,200	TDS; 3M	1975/1999	Gulf of Mexico	Energy Part
Ocean Lexington	2,200	TDS; 3M	1976/1995	Gulf of Mexico	Kerr McGee
Ocean Saratoga	2,200	TDS; 3M	1976/1995	Gulf of Mexico	Stacked
Ocean Endeavor	2,000	TDS; VC	1975/1994	Gulf of Mexico	Cold Stacked
Ocean Epoch	2,000	TDS; 3M	1977/2000	Australia	Magellan
Ocean General	2,000	TDS; 3M	1976/1999	Vietnam	PetroVietnam
Ocean Prospector	1,700	VC	1971/1981	Gulf of Mexico	Cold Stacked
Ocean Bounty	1,500	TDS; VC; 3M	1977/1992	New Zealand	Transworld
Ocean Guardian	1,500	TDS; 3M	1985	North Sea	Shipyard/survey
Ocean New Era	1,500	TDS	1974/1990	Gulf of Mexico	Cold Stacked
Ocean Princess	1,500	TDS; 15K; 3M	1977/1998	North Sea	Shipyard/repair
Ocean Whittington	1,500	TDS; 3M	1974/1995	Ghana	Stacked
Ocean Vanguard	1,500	TDS; 3M; 15K	1982	Norway	Bare-boat(d)
Ocean Nomad	1,200	TDS; 3M	1975/2001	North Sea	Agip
Ocean Ambassador	1,100	TDS; 3M	1975/1995	Gulf of Mexico	Walter O&G
Ocean Century	800		1973	Gulf of Mexico	Cold Stacked
Ocean Liberator	600	TDS	1974/1998	South Africa	Cold Stacked
Jack-ups (14):					
Ocean Titan	350	TDS; IS; 15K; 3M	1974/2003	Gulf of Mexico	Walter O&G(e)
Ocean Tower	350	TDS; IS; 3M	1972/2003	Gulf of Mexico	Upgrade (f)
Ocean King	300	TDS; IC; 3M	1973/1999	Gulf of Mexico	BP America
Ocean Nugget	300	TDS; IC	1976/1995	Gulf of Mexico	Pogo
Ocean Summit	300	SDS; IC	1972/1991	Gulf of Mexico	ChevronTexaco
Ocean Warwick	300	TDS; IC	1971/1998	Gulf of Mexico	BP America
Ocean Heritage	300	TDS; IC	1981/2002	Indonesia	CNOOC
Ocean Spartan	300	TDS; IC	1980/1994	Gulf of Mexico	Stacked
Ocean Spur	300	TDS; IC	1981/1994	Gulf of Mexico	Stacked
Ocean Champion	250	MS	1975/1985	Gulf of Mexico	Cold Stacked
Ocean Columbia	250	TDS; IC	1978/1990	Gulf of Mexico	Stacked
Ocean Sovereign	250	TDS; IC	1981/2003	Singapore	Shipyard (g)
Ocean Crusader	200	TDS; MC	1982/1992	Gulf of Mexico	Westport
Ocean Drake	200	TDS; MC	1983/1986	Gulf of Mexico	ChevronTexaco

Attributes

DP = Dynamically-Positioned/Self-Propelled	MS = Mat-Supported Slot Rig	TDS = Top-Drive Drilling System
IC = Independent-Leg Cantilevered Rig	SDS = Side-Drive Drilling System	3M = Three Mud Pumps
IS = Independent-Leg Slot Rig	VC = *Victory*-Class	4M = Four Mud Pumps
MC = Mat-Supported Cantilevered Rig	SP = Self-Propelled	15K = 15,000 psi Blow-Out Preventer

(a) Such enhancements include the installation of top-drive drilling systems, water depth upgrades, mud pump additions and increases in deckload capacity.

(b) For ease of presentation in this table, customer names have been shortened or abbreviated.

(c) In Singapore shipyard for upgrade to high specification capabilities.

(d) Acquired rig in December 2002; bare-boat chartered rig back to seller for completion of ongoing work in Norway.

(e) Scheduled to begin upgrade to install cantilever package in early 2003.

(f) In shipyard undergoing upgrade to install cantilever package; scheduled to be completed in April 2003.

(g) In shipyard undergoing leg extension installations to work in water depths up to 300'; scheduled to be completed in May 2003.

Markets

The Company's principal markets for its offshore contract drilling services are the Gulf of Mexico, Europe, including principally the U.K. and Norwegian sectors of the North Sea, South America, Africa and Australia/Southeast Asia. The Company actively markets its rigs worldwide. In the past, rigs in the Company's fleet have also operated in various other markets throughout the world. See Note 16 to the Company's Consolidated Financial Statements in Item 8 of Part II of this report.

The Company believes its presence in multiple markets is valuable in many respects. For example, the Company believes that its experience with safety and other regulatory matters in the U.K. has been beneficial in Australia and in the Gulf of Mexico while production experience gained through Brazilian and North Sea operations has potential application worldwide. Additionally, the Company believes its performance for a customer in one market segment or area enables it to better understand that customer's needs and better serve that customer in different market segments or other geographic locations.

Offshore Contract Drilling Services

The Company's contracts to provide offshore drilling services vary in their terms and provisions. The Company often obtains its contracts through competitive bidding, although it is not unusual for the Company to be awarded drilling contracts without competitive bidding. Drilling contracts generally provide for a basic drilling rate on a fixed dayrate basis regardless of whether such drilling results in a productive well. Drilling contracts may also provide for lower rates during periods when the rig is being moved or when drilling operations are interrupted or restricted by equipment breakdowns, adverse weather conditions or other conditions beyond the control of the Company. Under dayrate contracts, the Company generally pays the operating expenses of the rig, including wages and the cost of incidental supplies. Dayrate contracts have historically accounted for a substantial portion of the Company's revenues. In addition, the Company has worked some of its rigs under dayrate contracts pursuant to which the customer also agrees to pay an incentive bonus based upon performance.

A dayrate drilling contract generally extends over a period of time covering either the drilling of a single well, or a group of wells (a "well-to-well contract") or a stated term (a "term contract") and may be terminated by the customer in the event the drilling unit is destroyed or lost or if drilling operations are suspended for a period of time as a result of a breakdown of equipment or, in some cases, due to other events beyond the control of either party. In addition, certain of the Company's contracts permit the customer to terminate the contract early by giving notice and in some circumstances may require the payment of an early termination fee by the customer. The contract term in many instances may be extended by the customer exercising options for the drilling of additional wells at fixed or mutually agreed terms, including dayrates.

The duration of offshore drilling contracts is generally determined by market demand and the respective management strategies of the offshore drilling contractor and its customers. In periods of rising demand for offshore rigs, contractors typically prefer well-to-well contracts that allow contractors to profit from increasing dayrates. In contrast, during these periods customers with reasonably definite drilling programs typically prefer longer term contracts to maintain dayrate prices at a consistent level. Conversely, in periods of decreasing demand for offshore rigs, contractors generally prefer longer term contracts to preserve dayrates at existing levels and ensure utilization, while customers prefer well-to-well contracts that allow them to obtain the benefit of lower dayrates. To the extent possible, the Company seeks to have a foundation of long-term contracts with a reasonable balance of single-well, well-to-well and short-term contracts to minimize the downside impact of a decline in the market while still participating in the benefit of increasing dayrates in a rising market, although no assurance can be given that the Company will be able to achieve or maintain such a balance from time to time.

The Company, through its wholly owned subsidiary, Diamond Offshore Team Solutions, Inc. ("DOTS"), offers a portfolio of drilling services to complement the Company's offshore contract drilling business. These services include overall project management, extended well tests, and drilling and completion operations. From time to time, DOTS also selectively engages in drilling services utilizing one of the Company's rigs pursuant to turnkey or modified-turnkey contracts under which DOTS agrees to drill a well to

a specified depth for a fixed price. In such cases, DOTS generally is not entitled to payment unless the well is drilled to the specified depth and profitability of the contract depends upon its ability to keep expenses within the estimates used by DOTS in determining the contract price. Drilling a well under a turnkey contract, therefore, typically requires a greater cash commitment by the Company and exposes the Company to risks of potential financial losses that generally are substantially greater than those that would ordinarily exist when drilling under a conventional dayrate contract. During 2002, DOTS completed three turnkey projects in the Gulf of Mexico which resulted in an operating loss of $0.6 million. During 2001, DOTS contributed operating income of $0.6 million to the Company's consolidated results of operations primarily from the completion of one international turnkey project, which began in the last quarter of 2000, and three turnkey permanent plug and abandonment projects in the Gulf of Mexico.

Customers

The Company provides offshore drilling services to a customer base that includes major and independent oil and gas companies and government-owned oil companies. Several customers have accounted for 10.0% or more of the Company's annual consolidated revenues, although the specific customers may vary from year to year. During 2002, the Company performed services for 46 different customers with Petrobraspetroleo Brasileiro S A ("Petrobras"), BP, and Murphy Exploration and Production Company accounting for 19.0%, 18.9% and 10.4% of the Company's annual total consolidated revenues, respectively. During 2001, the Company performed services for 44 different customers with BP and Petrobras accounting for 21.8% and 17.3% of the Company's annual total consolidated revenues, respectively. During 2000, the Company performed services for 48 different customers with Petrobras and BP accounting for 24.6% and 20.3% of the Company's annual total consolidated revenues, respectively. During periods of low demand for offshore drilling rigs, the loss of a single significant customer could have a material adverse effect on the Company's results of operations.

The Company's services in North America are marketed principally through its Houston, Texas office, with support for U.S. Gulf of Mexico activities coming from its regional office in New Orleans, Louisiana. The Company's services in other geographic locations are marketed principally from its regional offices in Aberdeen, Scotland, Perth, Western Australia and The Hague, Netherlands. Technical and administrative support functions for the Company's operations are provided by its Houston office.

Competition

The offshore contract drilling industry is highly competitive and is influenced by a number of factors, including the current and anticipated prices of oil and natural gas, the expenditures by oil and gas companies for exploration and development of oil and natural gas and the availability of drilling rigs. In addition, demand for drilling services remains dependent on a variety of political and economic factors beyond the Company's control, including worldwide demand for oil and natural gas, the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and pricing, the level of production of non-OPEC countries and the policies of the various governments regarding exploration and development of their oil and natural gas reserves.

Customers often award contracts on a competitive bid basis, and although a customer selecting a rig may consider, among other things, a contractor's safety record, crew quality, rig location and quality of service and equipment, the historical oversupply of rigs has created an intensely competitive market in which price is the primary factor in determining the selection of a drilling contractor. In periods of increased drilling activity, rig availability has, in some cases, also become a consideration, particularly with respect to technologically advanced units. The Company believes competition for drilling contracts will continue to be intense in the foreseeable future. Contractors are also able to adjust localized supply and demand imbalances by moving rigs from areas of low utilization and dayrates to areas of greater activity and relatively higher dayrates. Such movements, reactivations or a decrease in drilling activity in any major market could depress dayrates and could adversely affect utilization of the Company's rigs. See "— Offshore Contract Drilling Services."

Governmental Regulation

The Company's operations are subject to numerous federal, state and local laws and regulations that relate directly or indirectly to its operations, including certain regulations controlling the discharge of materials into the environment, requiring removal and clean-up under certain circumstances, or otherwise relating to the protection of the environment. For example, the Company may be liable for damages and costs incurred in connection with oil spills for which it is held responsible. Laws and regulations protecting the environment have become increasingly stringent in recent years and may, in certain circumstances, impose "strict liability" rendering a company liable for environmental damage without regard to negligence or fault on the part of such company. Liability under such laws and regulations may result from either governmental or citizen prosecution. Such laws and regulations may expose the Company to liability for the conduct of or conditions caused by others, or for acts of the Company that were in compliance with all applicable laws at the time such acts were performed. The application of these requirements or the adoption of new requirements could have a material adverse effect on the Company.

The United States Oil Pollution Act of 1990 ("OPA '90"), and similar legislation enacted in Texas, Louisiana and other coastal states, addresses oil spill prevention and control and significantly expands liability exposure across all segments of the oil and gas industry. OPA '90 and such similar legislation and related regulations impose a variety of obligations on the Company related to the prevention of oil spills and liability for damages resulting from such spills. OPA '90 imposes strict and, with limited exceptions, joint and several liability upon each responsible party for oil removal costs and a variety of public and private damages.

Indemnification and Insurance

The Company's operations are subject to hazards inherent in the drilling of oil and gas wells such as blowouts, reservoir damage, loss of production, loss of well control, cratering or fires, the occurrence of which could result in the suspension of drilling operations, injury to or death of rig and other personnel and damage to or destruction of the Company's, the Company's customer's or a third party's property or equipment. Damage to the environment could also result from the Company's operations, particularly through oil spillage or uncontrolled fires. In addition, offshore drilling operations are subject to perils peculiar to marine operations, including capsizing, grounding, collision and loss or damage from severe weather. The Company has insurance coverage and contractual indemnification for certain risks, but there can be no assurance that such coverage or indemnification will adequately cover the Company's loss or liability in many circumstances or that the Company will continue to carry such insurance or receive such indemnification.

In December 2002 the Company renewed its Hull and Machinery insurance policy. The Company's retention of liability for property damage increased at the time of renewal from approximately $0.2 million per incident to between $1.0 million and $2.5 million per incident, depending on the value of the equipment, with an aggregate annual deductible of $5.0 million. In addition, the Company retained 10% of its insured liability.

Operations Outside the United States

Operations outside the United States accounted for approximately 55.5%, 37.3% and 45.4% of the Company's total consolidated revenues for the years ended December 31, 2002, 2001 and 2000, respectively. The Company's non-U.S. operations are subject to certain political, economic and other uncertainties not encountered in U.S. operations, including risks of war and civil disturbances (or other risks that may limit or disrupt markets), expropriation and the general hazards associated with the assertion of national sovereignty over certain areas in which operations are conducted. No prediction can be made as to what governmental regulations may be enacted in the future that could adversely affect the international drilling industry. The Company's operations outside the United States may also face the additional risk of fluctuating currency values, hard currency shortages, controls of currency exchange and repatriation of income or capital. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Industry Conditions" and "— *Other — Currency Risk*" in Item 7 of this report and Note 16 to the Company's Consolidated Financial Statements in Item 8 of Part II of this report.

Employees

As of December 31, 2002, the Company had approximately 3,766 workers, including international crew personnel furnished through independent labor contractors. The Company has experienced satisfactory labor relations and provides comprehensive benefit plans for its employees. The Company does not currently consider the possibility of a shortage of qualified personnel to be a material factor in its business.

Access to Company Filings

Access to the Company's filings of its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with the United States Securities and Exchange Commission ("SEC") may be obtained through the Company's website (http://www.diamondoffshore.com). The Company's website provides a hyperlink to a third-party SEC filings website where these reports may be viewed and printed at no cost as soon as reasonably practicable after the Company has electronically filed such material with the SEC. The contents of the Company's website are not, and shall not be deemed to be, incorporated into this report.

Item 2. Properties.

The Company owns an eight-story office building containing approximately 182,000-net rentable square feet on approximately 6.2 acres of land located in Houston, Texas, where the Company has its corporate headquarters, a 18,000 square foot building and 20 acres of land in New Iberia, Louisiana, for its offshore drilling warehouse and storage facility, and a 13,000-square foot building and five acres of land in Aberdeen, Scotland, for its North Sea operations. Additionally, the Company currently leases various office, warehouse and storage facilities in Louisiana, Australia, Brazil, Indonesia, Scotland, Vietnam, Singapore, Netherlands and Norway to support its offshore drilling operations.

Item 3. Legal Proceedings.

Not applicable.

Item 4. Submission of Matters to a Vote of Security Holders.

Not applicable.

Executive Officers of the Registrant

In reliance on General Instruction G (3) to Form 10-K, information on executive officers of the Registrant is included in this Part I. The executive officers of the Company are elected annually by the Board of Directors to serve until the next annual meeting of the Board of Directors, or until their successors are duly elected and qualified, or until their earlier death, resignation, disqualification or removal from office. Information with respect to the executive officers of the Company is set forth below.

Name	Age as of January 31, 2003	Position
James S. Tisch	50	Chairman of the Board of Directors and Chief Executive Officer
Lawrence R. Dickerson	50	President, Chief Operating Officer and Director
David W. Williams	45	Executive Vice President
Rodney W. Eads	51	Senior Vice President — Worldwide Operations
John L. Gabriel, Jr.	49	Senior Vice President — Contracts & Marketing
John M. Vecchio	52	Senior Vice President — Technical Services
Gary T. Krenek	44	Vice President and Chief Financial Officer
Beth G. Gordon	47	Controller
William C. Long	36	Vice President, General Counsel & Secretary

James S. Tisch has served as Chief Executive Officer of the Company since March 1998. Mr. Tisch has served as Chairman of the Board since 1995 and as a director of the Company since June 1989. Mr. Tisch has served as Chief Executive Officer of Loews Corporation ("Loews"), a diversified holding company and the Company's controlling stockholder, since November 1998 and, prior thereto, as President and Chief Operating Officer of Loews from 1994. Mr. Tisch, a director of Loews since 1986, also serves as a director of CNA Financial Corporation, a 90% owned subsidiary of Loews, BKF Capital Group, Inc. and Vail Resorts, Inc.

Lawrence R. Dickerson has served as President, Chief Operating Officer and Director of the Company since March 1998. Previously, Mr. Dickerson served as Senior Vice President of the Company from April 1993. Mr. Dickerson has also served on the United States Commission on Ocean Policy since 2001.

David W. Williams has served as Executive Vice President of the Company since March 1998. Previously, Mr. Williams served as Senior Vice President of the Company from December 1994.

Rodney W. Eads has served as Senior Vice President of the Company since May 1997.

John L. Gabriel, Jr. has served as Senior Vice President of the Company since November 1999. Previously, Mr. Gabriel served as a Marketing Vice President of the Company from April 1993.

John M. Vecchio has served as Senior Vice President of the Company since April 2002. Previously, Mr. Vecchio served as Technical Services Vice President of the Company from October 2000 through March 2002 and as Engineering Vice President of the Company from July 1997 through September 2000.

Gary T. Krenek has served as Vice President and Chief Financial Officer of the Company since March 1998. Previously, Mr. Krenek served as Controller of the Company from February 1992.

Beth G. Gordon has served as Controller of the Company since April 2000. Previously, Ms. Gordon was employed by Pool Energy Services Co. from December 1978 through March 2000 where her most recent position was Vice President-Finance — Pool Well Services Co.

William C. Long has served as Vice President, General Counsel and Secretary of the Company since March 2001. Previously, Mr. Long served as General Counsel and Secretary of the Company from March 1999, acting General Counsel and Secretary of the Company from June 1998 through February 1999 and as a staff attorney from January 1997 through May 1998.

PART II

Item 5. Market for the Registrant's Common Equity and Related Stockholder Matters.

Price Range of Common Stock

The Company's common stock is listed on the New York Stock Exchange ("NYSE") under the symbol "DO." The following table sets forth, for the calendar quarters indicated, the high and low closing prices of common stock as reported by the NYSE.

	Common Stock	
	High	Low
2002		
First Quarter	$31.76	$26.00
Second Quarter	34.74	28.50
Third Quarter	28.45	18.70
Fourth Quarter	23.25	17.90
2001		
First Quarter	$45.04	$34.75
Second Quarter	43.92	33.03
Third Quarter	33.50	23.43
Fourth Quarter	31.41	24.20

On February 28, 2003 the closing price of the Company's common stock, as reported by the NYSE, was $21.95 per share. As of February 28, 2003 there were approximately 370 holders of record of the Company's common stock. This number does not include the stockholders for whom shares are held in a "nominee" or "street" name.

Dividend Policy

In 2002 the Company paid cash dividends of $0.125 per share of the Company's common stock on March 1, June 3, September 3 and December 2 and has declared a dividend of $0.125 per share payable March 3, 2003 to stockholders of record on February 3, 2003. In 2001 the Company paid cash dividends of $0.125 per share of the Company's common stock on March 1, June 1, September 4 and December 3. Any future determination as to payment of dividends will be made at the discretion of the Board of Directors of the Company and will depend upon the Company's operating results, financial condition, capital requirements, general business conditions and such other factors that the Board of Directors deems relevant.

Equity Compensation Plan Information

The following table provides information regarding securities authorized for issuance under the Company's equity compensation plan as of December 31, 2002:

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	419,400	$32.13	330,600
Equity compensation plans not approved by security holders	—	—	—
Total	419,400	$32.13	330,600

Item 6. Selected Financial Data.

The following table sets forth certain historical consolidated financial data relating to the Company. The selected consolidated financial data are derived from the financial statements of the Company as of and for the periods presented. The selected consolidated financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the Company's Consolidated Financial Statements (including the Notes thereto) in Item 8 of this report.

	2002	2001	2000	1999	1998
		(In thousands, except per share and ratio data)			
Income Statement Data:					
Total revenues(1)	$ 752,561	$ 924,300	$ 684,501	$ 858,868	$1,260,153
Operating income(1)	51,900	225,083	57,175	224,054	568,971
Net income	62,520	173,823	72,281	156,071	383,659
Net income per share:					
Basic	0.48	1.31	0.53	1.15	2.78
Diluted	0.47	1.26	0.53	1.11	2.66
Balance Sheet Data:					
Drilling and other property and equipment, net	2,164,627	2,002,873	1,931,182	1,737,905	1,551,820
Total assets	3,258,765	3,502,681	3,079,506	2,681,029	2,609,716
Long-term debt	924,475	920,636	856,559	400,000	400,000
Other Financial Data:					
Capital expenditures(2)	340,805	268,617	323,924	324,133	224,474
Cash dividends declared per share	0.50	0.50	0.50	0.50	0.50
Ratio of earnings to fixed charges(3)	4.51x	9.87x	4.97x	15.64x	37.57x

(1) Amounts include revenues and expenses related to reimbursements received from the Company's customers. Prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

(2) In December 2002 the Company spent $68.5 million ($67.0 million capitalized to rig equipment and $1.5 million added to inventory) for the acquisition of the Ocean Vanguard, a third-generation semisubmersible drilling rig.

(3) For all periods presented, the ratio of earnings to fixed charges has been computed on a total enterprise basis. Earnings represent income from continuing operations plus income taxes and fixed charges. Fixed charges include (i) interest, whether expensed or capitalized, (ii) amortization of debt issuance costs, whether expensed or capitalized, and (iii) one-third of rent expense, which the Company believes represents the interest factor attributable to rent.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements (including the Notes thereto) in Item 8 of this report.

Results of Operations

General

Revenues. The Company's revenues vary based upon demand, which affects the number of days the fleet is utilized and the dayrates earned. When a rig is idle, generally no dayrate is earned and revenues will decrease as a result. Revenues can also increase or decrease as a result of the acquisition or disposal of rigs. In order to improve utilization or realize higher dayrates, the Company may mobilize its rigs from one market to another. During periods of mobilization, however, revenues may be adversely affected. As a response to changes in demand, the Company may withdraw a rig from the market by stacking it or may reactivate a rig stacked previously, which may decrease or increase revenues, respectively.

Revenues from dayrate drilling contracts are recognized currently. The Company may receive lump-sum payments in connection with specific contracts. Such payments are recognized as revenues over the term of the related drilling contract. Mobilization revenues, less costs incurred to mobilize an offshore rig from one market to another, are recognized over the primary term of the related drilling contract.

Revenues from offshore turnkey drilling contracts are accrued to the extent of costs until the specified turnkey depth and other contract requirements are met. Income is recognized on the completed contract method. Provisions for future losses on turnkey contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract.

Revenues from reimbursements received for the purchase of supplies, equipment, personnel services and other services provided at the request of the customer in accordance with a contract or agreement are recorded for the gross amount billed to the customer, as "Revenues related to reimbursable expenses" in the Consolidated Statements of Income. Prior to 2002 and the guidance provided by the Emerging Issues Task Force ("EITF") 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expense Incurred," the Company accounted for reimbursements, in most instances, as a reduction of expenses incurred. All comparative periods presented have been reclassified to comply with this guidance.

Operating Income. Operating income is primarily affected by revenue factors, but is also a function of varying levels of operating expenses. Operating expenses generally are not affected by changes in dayrates and may not be significantly affected by fluctuations in utilization. For instance, if a rig is to be idle for a short period of time, the Company may realize few decreases in operating expenses since the rig is typically maintained in a prepared state with a full crew. In addition, when a rig is idle, the Company is responsible for certain operating expenses such as rig fuel and supply boat costs, which are typically a cost of the operator under drilling contracts. However, if the rig is to be idle for an extended period of time, the Company may reduce the size of a rig's crew and take steps to "cold stack" the rig, which lowers expenses and partially offsets the impact on operating income. The Company recognizes as operating expenses activities such as inspections, painting projects and routine overhauls, which meet certain criteria, that maintain rather than upgrade its rigs. These expenses vary from period to period. Costs of rig enhancements are capitalized and depreciated over the expected useful lives of the enhancements. Increased depreciation expense decreases operating income in periods subsequent to capital upgrades.

Critical Accounting Estimates

The Company's significant accounting policies are included in Note 1 of its Notes to Consolidated Financial Statements in Item 8 of this report. Management's judgments, assumptions and estimates are inherent in the preparation of the Company's financial statements and the application of its significant accounting policies. The Company believes that its most critical accounting estimates are as follows:

Property, Plant and Equipment. Drilling and other property and equipment is carried at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which

meet certain criteria, are capitalized. Depreciation is amortized on the straight-line method over the remaining estimated useful lives. Management makes judgments, assumptions and estimates regarding capitalization, useful lives and salvage values. Changes in these assumptions could produce results that differ from those reported. The Company also evaluates its property and equipment for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Management's assumptions are an inherent part of an asset impairment evaluation and the use of different assumptions could produce results that differ from those reported.

Personal Injury Claims. The Company's retention of liability for personal injury claims, which primarily results from Jones Act liability in the Gulf of Mexico, is $0.5 million per claim with an aggregate annual deductible of $1.5 million. The Company estimates its liability for personal injury claims based on the existing facts and circumstances in conjunction with historical experience regarding past personal injury claims. Eventual settlement or adjudication of these claims could differ significantly from the estimated amounts.

Years Ended December 31, 2002 and 2001

Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset (i) dayrate revenues earned when the Company's rigs are utilized in its integrated services and (ii) intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

	Year Ended December 31,		Increase/ (Decrease)
	2002	2001	
		(In thousands)	
CONTRACT DRILLING REVENUE			
High Specification Floaters	$ 291,848	$ 326,835	$ (34,987)
Other Semisubmersibles	317,342	377,715	(60,373)
Jack-ups	99,360	174,498	(75,138)
Integrated Services	14,068	7,779	6,289
Other	5,161	547	4,614
Eliminations	(3,566)	(2,025)	(1,541)
Total Contract Drilling Revenue	$ 724,213	$ 885,349	$(161,136)
Revenues Related to Reimbursable Expenses	$ 28,348	$ 38,951	$ (10,603)
CONTRACT DRILLING EXPENSE			
High Specification Floaters	$ 153,218	$ 123,965	$ 29,253
Other Semisubmersibles	213,391	225,528	(12,137)
Jack-ups	92,690	110,370	(17,680)
Integrated Services	14,666	7,138	7,528
Other	(2,127)	2,571	(4,698)
Eliminations	(3,566)	(2,025)	(1,541)
Total Contract Drilling Expense	$ 468,272	$ 467,547	$ 725
Reimbursable Expenses	$ 25,885	$ 36,151	$ (10,266)
OPERATING INCOME			
High Specification Floaters	$ 138,630	$ 202,870	$ (64,240)
Other Semisubmersibles	103,951	152,187	(48,236)
Jack-ups	6,670	64,128	(57,458)
Integrated Services	(598)	641	(1,239)
Other	7,288	(2,024)	9,312
Reimbursables, net	2,463	2,800	(337)
Depreciation and Amortization Expense	(177,495)	(170,017)	(7,478)
General and Administrative Expense	(29,009)	(25,502)	(3,507)
Total Operating Income	$ 51,900	$ 225,083	$(173,183)

High Specification Floaters.

Revenues. Revenues from high specification floaters decreased $35.0 million during the year ended December 31, 2002 from the same period in 2001. Decreases in the average operating dayrate contributed $38.7 million to the revenue decline as dayrates dropped from $117,700 per day during 2001 to $105,500 per day during 2002 (excluding the *Ocean Baroness*). All of the rigs in this classification, except the *Ocean Confidence,* experienced a decline in dayrates during 2002. Most significantly, average dayrates went from $122,900 to $81,400 for the *Ocean Valiant,* $124,100 to $96,800 for the *Ocean Victory,* and $108,300 to $84,400 for the *Ocean America.*

Utilization fell from 95% in 2001 to 83% in 2002. Lower utilization in 2002 (excluding the *Ocean Baroness* which was in a shipyard undergoing an upgrade during all of 2001) accounted for $32.0 million of

the overall decrease in revenue. The *Ocean America* was idle for approximately five months during 2002 but worked most of 2001. In 2002 the *Ocean Star* and the *Ocean Victory* spent three and one-half months and two months, respectively, in a shipyard for inspections and repairs but both worked all of 2001.

Revenues generated by the *Ocean Baroness,* which began operations in mid-March 2002 after completing an upgrade to high specification capabilities, partially offset the overall decline in revenue for the year ended December 31, 2002 by $35.7 million.

Contract Drilling Expense. Contract drilling expense for high specification floaters during the year ended December 31, 2002 increased $29.3 million from the same period in 2001. Operating expenses for the *Ocean Baroness* added $16.7 million to 2002 contract drilling expense and included costs incurred in connection with the recovery of its marine riser, net of insurance recoveries, as well as its normal operating costs. Shipyard inspections and repairs of the *Ocean Star, Ocean Victory,* and the *Ocean Quest* in 2002 resulted in an increase in expenses of $4.9 million. Higher Brazilian customs fees in 2002 for the importation of spare parts and supplies for the *Ocean Alliance* and the *Ocean Clipper* added $1.3 million to operating costs. Repairs to the *Ocean America* and boat and fuel costs while the rig was idle, contributed an additional $1.0 million to 2002 contract drilling expenses. The 2001 recognition of a $1.8 million revision to an estimated insurance deductible for the *Ocean Clipper,* which lowered costs in 2001, also contributed to the higher comparative costs in 2002.

Other Semisubmersibles.

Revenues. Revenues from other semisubmersibles decreased $60.4 million from the year ended December 31, 2001 to the same period of 2002. Lower utilization accounted for $38.4 million of the decrease, dropping to 61% for the year ended December 31, 2002 from 70% for the same period in 2001. The *Ocean Voyager* and the *Ocean Endeavor* have both been cold stacked since March 2002 while both of these rigs worked the majority of 2001. The *Ocean New Era* was idle or cold stacked all of 2002 but worked almost half of 2001. During part of 2002 the *Ocean Worker* was in a shipyard for inspection and repairs and the *Ocean Saratoga* was in a shipyard for repairs. Both of these rigs worked most of 2001. Improved utilization for the *Ocean Bounty,* which operated most of 2002 compared to being stacked for approximately two months in 2001, was partially offsetting.

Lower overall average dayrates contributed $22.0 million to the decrease in other semisubmersibles revenue. However, the average operating dayrate for this fleet increased to $67,900 during the year ended December 31, 2002 from $66,900 during the same period of 2001. This occurred because several of the rigs that were contracted at lower dayrates in 2001 were stacked throughout parts of 2002. Consequently, the average operating dayrate rose in 2002 for the working rigs in this class. Significant changes in average operating dayrates included the *Ocean Worker* and the *Ocean Whittington* which decreased approximately $77,900 and $30,700 respectively, and the *Ocean Guardian* and *Ocean Princess* which increased approximately $28,300 and $20,800, respectively.

Contract Drilling Expense. Contract drilling expense for other semisubmersibles was $12.1 million lower in 2002 than in 2001. The *Ocean Endeavor* and the *Ocean Voyager,* which have been cold stacked since March 2002, contributed cost savings of $14.5 million while the *Ocean New Era* and the *Ocean Ambassador,* which were both stacked with reduced crews for most of 2002, lowered costs by $4.3 million. Contract drilling expenses for the *Ocean Whittington* were lower by $2.8 million in 2002 when compared to 2001 resulting from its inspection, repairs and preparation for its mobilization to Namibia in December 2001. Partially offsetting was an increase in 2002 of contract drilling expenses for the *Ocean Nomad* of $3.0 million. In 2001 the rig was in a shipyard for an upgrade which resulted in lower operating costs. In addition, inspection and repairs to the *Ocean Worker* added $2.1 million to contract drilling expense in 2002. Also, higher Brazilian customs fees in 2002 for the importation of spare parts and supplies for the *Ocean Yatzy, Ocean Yorktown* and the *Ocean Winner* resulted in a $1.4 million increase in contract drilling expense.

Jack-Ups.

Revenues. Revenues from jack-ups during the year ended December 31, 2002 decreased $75.1 million from the same period of 2001. A reduction in the average operating dayrate from $41,000 in 2001 to $27,300 in 2002, contributed $48.6 million to the overall revenue decline. All of the Gulf of Mexico jack-up rigs experienced lower average operating dayrates in 2002. Only the *Ocean Heritage,* a rig which operated offshore Indonesia and Australia, saw a significant improvement in its dayrate, from $34,700 in 2001 to $85,100 in 2002.

Revenues decreased $26.5 million as a result of a decline in utilization to 71% in 2002 from 83% in 2001. Utilization was down for the *Ocean Champion,* which was idle and/or cold stacked throughout 2002, and for the *Ocean Spartan, Ocean Spur, Ocean Tower* and the *Ocean Heritage* all of which spent time in shipyards during 2002 undergoing upgrades. All five of these jack-ups worked most of 2001. Higher utilization in 2002 for the *Ocean Sovereign,* which worked all of 2002 but spent most of 2001 in a shipyard for repairs, was partially offsetting.

Contract Drilling Expense. Contract drilling expense for jack-ups decreased $17.7 million in 2002 compared to 2001. Contract drilling expense was $8.2 million lower in 2002 for the *Ocean Spartan, Ocean Spur, Ocean Tower* and the *Ocean Heritage* as a result of a reduction in operating costs while these rigs were in shipyards undergoing upgrades. Contract drilling expense was $8.0 million lower for the *Ocean Champion* which was idle and/or cold stacked during all of 2002 but worked most of 2001. Increased contract drilling expense during the first half of 2001 from repairs to the *Ocean Nugget,* the *Ocean Crusader,* and the *Ocean Summit* also contributed to the lower comparative costs in 2002. Higher expenses for the *Ocean Heritage* in 2002, primarily due to the mobilization of the rig from Indonesia to Australia and higher labor costs in Australia, were partially offsetting.

Integrated Services.

Operating income for integrated services decreased $1.2 million during the year ended December 31, 2002 compared to the same period of 2001 resulting from the difference in type and magnitude of projects during those periods. During 2002, an operating loss of $0.6 million resulted primarily from an unprofitable turnkey project in the Gulf of Mexico. During the same period in 2001, operating income of $0.6 million was primarily due to the completion of one international turnkey project and three turnkey permanent plug and abandonment projects in the Gulf of Mexico.

Other.

Other operating income of $7.3 million for the year ended December 31, 2002 increased $9.3 million from the same period in 2001. The increase resulted primarily from a $5.9 million reimbursement of prior year foreign income tax to be received by the Company from its customers and relates to a tax settlement made between the Company and the Norwegian tax authorities in December 2002. The corresponding income tax expense is reflected in "Income tax expense" in the Company's Consolidated Statements of Income.

Also contributing to the higher Other operating income in 2002 was a $2.4 million reversal of an accrual made in a prior year for personal injury claims and the elimination of a $1.0 million reserve for inventory obsolescence, from prior years, that was deemed no longer necessary.

Reimbursables, net.

Revenues related to reimbursable items that the Company purchases and/or services it performs at the request of its customers offset by the related expenditures for these items were $2.5 million in 2002 compared to $2.8 million in 2001.

Depreciation and Amortization Expense.

Depreciation and amortization expense for the year ended December 31, 2002 increased $7.5 million over the same period of 2001. Higher 2002 depreciation resulted primarily from depreciation for 2002 capital

additions and additional depreciation for the *Ocean Baroness,* which completed its deepwater upgrade and began operations in March 2002. The suspension of goodwill amortization on January 1, 2002 partially offset this increase. Goodwill amortization during the year ended December 31, 2001 was $3.3 million. See Note 1 "— Goodwill" and Note 6 to the Company's Consolidated Financial Statements in Item 8 of Part II of this report.

General and Administrative Expense.

General and administrative expense was $3.5 million higher in 2002 than in the comparable period in 2001 primarily due to higher personnel costs and professional expenses, including legal fees, tax and accounting fees and security consulting.

Interest Income.

Interest income of $29.8 million for the year ended December 31, 2002 decreased $18.9 million from $48.7 million for the same period in 2001 primarily due to a reduction in marketable securities held and lower interest rates earned on cash and marketable securities in 2002 compared to 2001.

Interest Expense.

Interest expense of $23.6 million for the year ended December 31, 2002 was $14.5 million lower than in the same period of 2001 primarily due to a $11.9 million pre-tax charge that resulted from the April 2001 redemption of the Company's 3.75% Convertible Subordinated Notes Due 2007 ("3.75% Notes"). In addition, the Company's weighted average interest rate in 2002 was lower than in 2001 resulting from the redemption in 2001 of the 3.75% Notes and the issuance of the 1.5% Convertible Senior Debentures due 2031 (the "1.5% Debentures") on April 11, 2001. Interest expense was also lower in 2002 than in 2001 due to more interest capitalized to rig upgrades in 2002. Interest capitalized to rig upgrades was $2.9 million in 2002 compared to $2.6 million in 2001. In 2002 interest was capitalized to the *Ocean Baroness* during the final three months of its upgrade and during the entire year for the *Ocean Rover.* See "— Liquidity."

Gain on Sale of Marketable Securities.

Gain on sale of marketable securities of $36.5 million for the year ended December 31, 2002 increased $9.4 million from $27.1 million for the same period in 2001.

Other Income and Expense (Other, net).

Other income of $1.5 million for the year ended December 31, 2002 increased $4.2 million from other expense of $2.7 million for the same period in 2001. Other income in 2002 included a $1.1 million pre-tax gain on foreign exchange forward contracts. See Note 4 "— Derivative Financial Instruments — *Forward Exchange Contracts*" to the Company's Consolidated Financial Statements in Item 8 of Part II of this report. Other expense in 2001 included a $10.0 million reserve established for a class action lawsuit which was ultimately settled in June 2002 and was partially offset by a $7.3 million receipt for the settlement of an unrelated lawsuit.

Income Tax Expense.

Income tax expense of $33.7 million for the year ended December 31, 2002 decreased $53.0 million from $86.7 million for the same period in 2001 primarily as a result of a $164.3 million decrease in "Income before income tax expense" in 2002. The annual effective tax rate increased from 33% in 2001 to 35% in 2002. In 2001 the Company made the decision to indefinitely reinvest part of the earnings of its UK subsidiaries and the annual effective rate for the year 2001 reflects this decision. The effect of the indefinite reinvestment of the UK earnings in 2002 was to lower the annual effective tax rate but this decline was more than offset by prior year foreign tax expense recorded in 2002, primarily $5.9 million for a Norwegian income tax settlement. See "—Other."

Years Ended December 31, 2001 and 2000

Comparative data relating to the Company's revenues and operating expenses by equipment type are listed below (eliminations offset (i) dayrate revenues earned when the Company's rigs are utilized in its integrated services and (ii) intercompany expenses charged to rig operations). Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

	Year Ended December 31,		Increase/ (Decrease)
	2001	2000	
	(In thousands)		
CONTRACT DRILLING REVENUES			
High Specification Floaters	$ 326,835	$ 212,000	$114,835
Other Semisubmersibles	377,715	313,287	64,428
Jack-ups	174,498	118,885	55,613
Integrated Services	7,779	23,298	(15,519)
Other	547	140	407
Eliminations	(2,025)	(8,174)	6,149
Total Contract Drilling Revenues	$ 885,349	$ 659,436	$225,913
Revenues Related to Reimbursable Expenses	$ 38,951	$ 25,065	$ 13,886
CONTRACT DRILLING EXPENSE			
High Specification Floaters	$ 123,965	$ 101,348	$ 22,617
Other Semisubmersibles	225,528	214,562	10,966
Jack-ups	110,370	99,226	11,144
Integrated Services	7,138	22,328	(15,190)
Other	2,571	6,260	(3,689)
Eliminations	(2,025)	(8,174)	6,149
Total Contract Drilling Expense	$ 467,547	$ 435,550	$ 31,997
Reimbursable Expenses	$ 36,151	$ 22,377	$ 13,774
OPERATING INCOME			
High Specification Floaters	$ 202,870	$ 110,652	$ 92,218
Other Semisubmersibles	152,187	98,725	53,462
Jack-ups	64,128	19,659	44,469
Integrated Services	641	970	(329)
Other	(2,024)	(6,120)	4,096
Reimbursables, net	2,800	2,688	112
Depreciation and Amortization Expense	(170,017)	(145,596)	(24,421)
General and Administrative Expense	(25,502)	(23,803)	(1,699)
Total Operating Income	$ 225,083	$ 57,175	$167,908

High Specification Floaters.

Revenues. Revenues from high specification floaters increased $114.8 million during the year ended December 31, 2001 from the same period in 2000. Of this increase, $61.5 million was attributable to the *Ocean Confidence,* which began operations in early January 2001 after completion of a conversion to a high specification drilling unit. The rig was undergoing this conversion throughout 2000. Higher average operating dayrates contributed $41.9 million to the revenue improvement from 2000 to 2001. Average operating dayrates increased from $94,100 during 2000 to $109,200 (excluding the *Ocean Confidence*) during 2001. The *Ocean Alliance* and the *Ocean America* experienced the greatest increases in dayrates with an average increase of $32,500 per day and $29,500 per day, respectively.

Improved utilization for high specification floaters in 2001 accounted for $11.4 million of the increase in revenues over 2000. Utilization for this class of rig rose to 95% in 2001 from 88% in 2000 (excluding the *Ocean Confidence*). The greatest improvements were from the *Ocean Quest*, which was idle for almost five months longer in 2000 than in 2001, and the *Ocean Clipper*, which had less downtime for repairs during 2001.

Contract Drilling Expense. Contract drilling expense for high specification floaters during the year ended December 31, 2001 increased $22.6 million from the same period in 2000. This increase resulted primarily from costs incurred by the *Ocean Confidence* ($21.1 million) which began operations in January 2001.

Other Semisubmersibles.

Revenues. Revenues from other semisubmersibles increased $64.4 million during the year ended December 31, 2001 from the same period in 2000 primarily due to higher average operating dayrates. Average dayrates increased to $66,900 per day in 2001 from $61,300 in 2000 and contributed an additional $52.3 million to 2001 revenues. The greatest dayrate increases were for the *Ocean General, Ocean Nomad, Ocean Guardian* and the *Ocean Bounty*. However, lower average operating dayrates in 2001 for the *Ocean Princess* and the *Ocean Whittington* were partially offsetting.

Improvements in utilization contributed $12.2 million to revenue during the year ended December 31, 2001 compared to the same period in 2000. Overall, utilization increased to 70% in 2001 from 61% in 2000. The *Ocean Epoch* spent most of 2000 in a shipyard for water depth capability and variable deckload upgrades while it worked most of 2001. The *Ocean Voyager, Ocean New Era* and the *Ocean Guardian* were all idle approximately one half-year longer in 2000 compared to 2001. However, utilization decreased in 2001 for the *Ocean Whittington* and the *Ocean Yorktown*. The *Ocean Whittington* was stacked for almost four months in 2001 for a special survey, repairs and preparation for its December 2001 mobilization to Namibia. The *Ocean Yorktown* was in a shipyard for over two months in 2001 for inspection and upgrades in connection with new contract requirements.

Contract Drilling Expense. Contract drilling expense for other semisubmersibles during the year ended December 31, 2001 increased $11.0 million from the same period in 2000. Rig expenses increased $5.2 million for the *Ocean Epoch* in 2001 from the same period in 2000 when most of the expenses were associated with the rig's upgrade and were capitalized. The *Ocean New Era's* expenses increased $3.0 million in 2001 as it operated during six months of 2001 but was stacked all of 2000. An additional $2.8 million in contract drilling expense resulted from the mobilization of the *Ocean Whittington* from Brazil to Namibia in late 2001. Also, contract drilling expense increased $2.6 million from the 2001 inspections of the *Ocean Yorktown, Ocean Whittington, Ocean Yatzy* and *Ocean Princess* and $1.8 million from higher Brazilian customs fees in 2001. Partially offsetting these cost increases, contract drilling expenses were $5.5 million lower in 2001 due to *Ocean Lexington* and *Ocean Saratoga* repair projects in 2000 not repeated in 2001.

Jack-Ups.

Revenues. Revenues from jack-ups during the year ended December 31, 2001 increased $55.6 million from 2000. All of the Company's jack-up rigs experienced higher average operating dayrates with the overall average operating dayrate improving from $26,000 in 2000 to $41,000 in 2001. This 58% improvement in average operating dayrates resulted in an increase of $63.6 million in revenues.

Lower utilization in 2001 than in 2000 partially offset the revenue improvements that resulted from the higher average operating dayrates. Revenue declined $8.0 million in 2001 as a result of 83% utilization in 2001 compared to 89% in 2000. This decrease in utilization was primarily due to inspection and repairs of the *Ocean Summit, Ocean Sovereign, Ocean Crusader* and *Ocean Champion* during 2001. In addition, the *Ocean Nugget* was stacked for over one-half of 2001 and the *Ocean King* was in a shipyard for part of the last two months of 2001 for inspections and repairs. All of these rigs worked most of 2000. Utilization improvements which were partially offsetting resulted from the *Ocean Heritage* and the *Ocean Tower*. The *Ocean Heritage*, which worked all of 2001, spent part of 2000 in a shipyard for repairs while the *Ocean Tower* worked most of 2001 but was cold stacked for part of 2000.

Contract Drilling Expense. Contract drilling expense increased $11.1 million for jack-ups during the year ended December 31, 2001 compared to the same period in 2000. Operating costs were higher in 2001 for the *Ocean Champion, Ocean Summit* and *Ocean Crusader* due to inspection and repairs. In addition, rig expenses were higher for the *Ocean Tower* which operated during most of 2001, but was cold stacked during part of 2000. Contract drilling expense decreased in 2001 for the *Ocean Heritage* due to major repairs in 2000.

Integrated Services.

Operating income for integrated services decreased as a result of the difference in number, type and magnitude of projects during 2001 compared to 2000. During 2001, integrated services contributed operating income of $0.6 million to the Company's consolidated results of operations primarily due to the completion of one international turnkey project, which began in the last quarter of 2000, and three turnkey permanent plug and abandonment projects in the Gulf of Mexico. During 2000, DOTS contributed operating income of $1.0 million to the Company's consolidated results of operations primarily from the completion of four turnkey projects in the Gulf of Mexico, one international turnkey project and integrated services provided in Aberdeen, Scotland.

Other.

Other operating expense of $2.0 million for the year ended December 31, 2001 decreased $4.1 million from the same period in 2000. Other operating expense in 2001, primarily for rig crew training and maintenance and repair of spare equipment, was lower by approximately $0.9 million compared to similar expenditures in 2000. Other operating expense in 2000 also included $1.8 million for settlements with the Company's customers related to prior years' disputes including compliance audit findings.

Reimbursables, net.

Revenues related to reimbursable items that the Company purchases and/or services it performs at the request of its customers offset by the related expenditures for these items were $2.8 million in 2001 compared to $2.7 million in 2000.

Depreciation and Amortization Expense.

Depreciation and amortization expense for the year ended December 31, 2001 increased $24.4 million over the prior year. Higher depreciation in 2001 resulted primarily from depreciation for the *Ocean Confidence,* which completed its conversion from an accommodation vessel to a high specification semisubmersible drilling unit and commenced operations in January 2001. Also, 2001 depreciation was higher due to an increase of $35.2 million in ordinary capital expenditures compared to 2000.

General and Administrative Expense.

General and administrative expense increased $1.7 million in 2001 compared to the same period in 2000 primarily due to an increase in personnel costs, travel and professional expenses.

Gain on Sale of Marketable Securities.

Gain on sale of marketable securities of $27.1 million for the year ended December 31, 2001 increased $25.0 million from $2.1 million for the same period in 2000.

Gain on Sale of Assets

Gain on sale of assets of $0.3 million for the year ended December 31, 2001 decreased $14.0 million from $14.3 million for the same period in 2000 primarily due to the January 2000 sale of the Company's jack-up drilling rig, *Ocean Scotian* which had been cold stacked offshore The Netherlands prior to the sale. The rig was sold for $32.0 million in cash which resulted in a gain of $13.9 million ($9.0 million after tax).

Interest Income.

Interest income of $48.7 million for the year ended December 31, 2001 decreased $0.8 million from $49.5 million for the same period in 2000. This decrease resulted from the Company's investment in marketable securities with lower interest rates in 2001 compared to 2000 and was partially offset by the investment of higher cash balances generated by the sale of the Company's 1.5% convertible senior debentures due 2031 (the "1.5% Debentures") on April 11, 2001, the sale of the Company's zero coupon convertible debentures due 2020 (the "Zero Coupon Debentures") on June 6, 2000 and the December 2000 lease-leaseback of the *Ocean Alliance.* Cash balances available for investment were partially reduced as a result of the Company's redemption of all of its outstanding 3.75% Notes on April 6, 2001. See "— Liquidity."

Interest Expense.

Interest expense of $38.1 million for the year ended December 31, 2001 increased $27.8 million from $10.3 million for the same period in 2000 primarily due to the $11.9 million pre-tax loss from the April 2001 redemption of the Company's 3.75% Notes and less interest capitalized due to the completion of the *Ocean Confidence* conversion ($2.6 million interest capitalized in 2001 compared to $13.8 million interest capitalized in 2000). In addition, interest expense increased with the issuance of the Zero Coupon Debentures on June 6, 2000, the issuance of the 1.5% Debentures on April 11, 2001 and interest expense related to the December 2000 lease-leaseback of the *Ocean Alliance.* This increase was partially offset by a reduction in interest expense resulting from the Company's redemption of all of its outstanding 3.75% Notes on April 6, 2001. See "— Liquidity."

Other Income and Expense (Other, net).

Other expense of $2.7 million for the year ended December 31, 2001 increased $0.7 million from other expense of $2.0 million for the same period in 2000. This increase resulted primarily from a $10.0 million reserve for the then pending litigation in connection with a proposed class action suit filed against major offshore drilling companies partially offset by a $7.3 million receipt of a settlement payment for resolved litigation.

Income Tax Expense.

Income tax expense of $86.7 million for the year ended December 31, 2001 increased $48.1 million from $38.6 million in 2000 primarily as a result of the increase in "Income before income taxes" of $149.6 million in 2001, which was partially offset by a lower effective income tax rate in 2001. The lower effective income tax rate in 2001 was primarily due to the Company's decision to permanently reinvest part of the earnings of its U.K. subsidiaries.

Industry Conditions

The Company operates in an industry that is historically extremely competitive and deeply cyclical. The demand for its services has traditionally been highly correlated with the price of oil and natural gas. However, the rise in product prices that began in late 2001 and continued throughout 2002 did not yield the expected improvements in utilization and dayrates for the Company's equipment. The Company believes that its customers have been reluctant to increase offshore drilling expenditures or to commit to long term contracts due to uncertainties about the sustainability of current product prices as well as general uncertainties surrounding the state of the economy and the effects of a possible military conflict in Iraq.

In the Gulf of Mexico, well-to-well contracts are the norm for the Company's deep water semisubmersible fleet, its mid-water semisubmersible fleet and its jack-up fleet. With limited to no backlog of work for these fleets, the Company does not anticipate any significant improvement in utilization or rates until its customers regain confidence in the sustainability of product prices.

Absent a change in its customers' perception of the overall energy market, the Company anticipates that the international markets in which it operates will remain relatively flat and consequently expects utilization and rates for its equipment in these markets to remain relatively unchanged.

Liquidity

At December 31, 2002, the Company's cash and marketable securities totaled $812.5 million, down from $1.1 billion at December 31, 2001. Cash of $199.1 million generated by repurchase agreements is included at December 31, 2001. See Note 1 "— Securities Sold Under Agreements to Repurchase" in Item 8 of Part II of this report.

A discussion of the sources and uses of cash for the year ended December 31, 2002 compared to the same period in 2001 follows.

	Year Ended December 31,		
	2002	2001	Change
	(In thousands)		
Net Cash Provided by Operating Activities			
Net income	$ 62,520	$173,823	$(111,303)
Depreciation and amortization	177,495	170,017	7,478
Deferred tax provision	16,598	74,264	(57,666)
Other non-cash items, net	(24,895)	(1,994)	(22,901)
	231,718	416,110	(184,392)
Net changes in operating assets and liabilities	49,439	(42,079)	91,518
	$281,157	$374,031	$ (92,874)

Cash generated by net income adjusted for non-cash items, including depreciation and amortization, for the year ended December 31, 2002 decreased $184.4 million compared to the same period in 2001 primarily due to a decline in results of operations in 2002. Operating items provided $49.4 million during 2002 compared to a $42.1 million use of cash in 2001. The $91.5 million fluctuation in operating items resulted primarily from a reduction in accounts receivable related to the lower overall activity of the Company's fleet in 2002.

	Year Ended December 31,		
	2002	2001	Change
	(In thousands)		
Net Cash Used in Investing Activities			
Capital expenditures (excluding rig acquisition)	$ (273,805)	$ (268,617)	$ (5,188)
Rig acquisition	(67,000)	—	(67,000)
Proceeds from sale of assets	1,640	1,726	(86)
Proceeds from sale of marketable securities	5,260,922	2,468,971	2,791,951
Purchase of marketable securities	(5,098,320)	(2,467,218)	(2,631,102)
Securities (repurchased) sold under repurchase agreements	(199,062)	199,062	(398,124)
Proceeds from settlement of forward contracts	1,116	226	890
	$ (374,509)	$ (65,850)	$ (308,659)

Net cash used in investing activities increased $308.7 million for the year ended December 31, 2002 compared to the year ended December 31, 2001. This increase in cash usage was primarily due to $199.1 million used for the repurchase of securities in 2002 sold under repurchase agreements in 2001 and the purchase of the *Ocean Vanguard* in December 2002 for $68.5 million ($67.0 million capitalized to rig equipment and $1.5 million added to inventory). Cash used for capital expenditures in 2002 increased

$5.2 million primarily due to the completion of the *Ocean Baroness* upgrade and the ongoing upgrade of the *Ocean Rover.* Cash provided by net investing activities increased $160.8 million in 2002 compared to 2001 from the net sale of certain of the Company's investments in marketable securities.

	Year Ended December 31,		
	2002	2001	Change
	(In thousands)		
Net Cash Used in Financing Activities			
Payment of dividends	$ (65,685)	$ (66,502)	$ 817
Acquisition of treasury stock	(43,424)	(37,768)	(5,656)
Ocean Alliance lease-leaseback agreement	(10,426)	(9,732)	(694)
(Settlement)/proceeds of put options	(1,193)	6,876	(8,069)
Early debt extinguishment	—	(395,622)	395,622
Debt issuance costs-1.5% Debentures	—	(10,899)	10,899
Issuance of 1.5% Debentures	—	460,000	(460,000)
	$(120,728)	$ (53,647)	$ (67,081)

The Company spent $109.1 million of cash during 2002 primarily for the payment of dividends to stockholders and the purchase of the Company's common stock. During the year ended December 31, 2002, the Company purchased 1,716,700 shares of its common stock at an aggregate cost of $43.4 million, or at an average cost of $25.30 per share. This includes the Company's purchase of 500,000 shares of its common stock at an aggregate cost of $20.0 million, or $40.00 per share, upon the exercise of put options sold in February 2001. See "— Treasury Stock and Common Equity Put Options" in Note 1 to the Company's Consolidated Financial Statements in Item 8 of Part II of this report. Depending on market conditions, the Company may, from time to time, purchase shares of its common stock or issue put options in the open market or otherwise.

Cash used in financing activities in 2002 and 2001 included payments of $10.4 million and $9.7 million, respectively, for two of five annual installments of $13.7 million (principal and interest) in accordance with the Company's December 2000 lease-leaseback agreement with a European bank. The lease-leaseback agreement provided for the Company to lease the *Ocean Alliance,* one of the Company's high specification semisubmersible drilling rigs, to the bank for a lump-sum payment of $55.0 million plus an origination fee of $1.1 million and for the bank to then sub-lease the rig back to the Company. This financing arrangement has an effective interest rate of 7.13% and is an unsecured obligation of the Company.

Cash used in financing activities in 2002 also included payments of $1.2 million for the settlement of put options which covered 1,000,000 shares of the Company's common stock. Financing activities in 2001 provided cash from premiums of $6.9 million received from the sale of put options covering 1,687,321 shares of the Company's common stock. The options gave the holders the right to require the Company to repurchase up to the contracted number of shares of its common stock at the stated exercise price per share at any time prior to their expiration. The Company had the option to settle in cash or shares of its common stock. Put options sold in 2001, which covered 187,321 shares of the Company's common stock, expired during 2002. There were no put options outstanding at December 31, 2002. See "— Treasury Stock and Common Equity Put Options" in Note 1 to the Company's Consolidated Financial Statements in Item 8 of Part II of this report.

Cash used in financing activities in 2001 resulted primarily from the Company's redemption of all of its outstanding 3.75% Notes in accordance with the indenture under which they were issued. The Company redeemed the outstanding 3.75% Notes at 102.8% of the principal amount thereof plus accrued interest of $2.1 million for a total cash payment of $397.7 million, resulting in an $11.9 million loss which is reported in "Interest expense" in the Consolidated Statements of Income.

Additional cash used in financing activities during the year ended December 31, 2001 included $104.3 million for dividends paid to stockholders and the purchase of treasury stock. During 2001, the

Company purchased 1,403,900 shares of its common stock at an aggregate cost of $37.8 million, or at an average cost of $26.90 per share.

Cash provided by financing activities in 2001 consisted primarily of net proceeds of $449.1 million from the issuance of $460.0 million principal amount of the 1.5% Debentures on April 11, 2001.

Contractual Cash Obligations.

	Payments Due By Period				
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
			(In thousands)		
Contractual Obligations					
Long-term debt	$935,630	$11,155	$24,787	$ —	$899,688
Operating leases	1,802	1,087	578	137	—
Total obligations	$937,432	$12,242	$25,365	$137	$899,688

Other.

The Company has the ability to issue an aggregate of approximately $117.5 million in debt, equity and other securities under a shelf registration statement. In addition, the Company may issue, from time to time, up to eight million shares of common stock, shares which are registered under an acquisition shelf registration statement (upon effectiveness of an amendment thereto reflecting the effect of the two-for-one stock split declared in July 1997), in connection with one or more acquisitions by the Company of securities or assets of other businesses.

At December 31, 2002 and 2001, the Company had no off-balance sheet debt.

The Company anticipates that its insurance premiums will be approximately $7.0 million higher in 2002 than in 2001. In December 2002 the Company renewed its Hull and Machinery insurance policy. The Company's retention of liability for property damage increased at the time of renewal from approximately $0.2 million per incident to between $1.0 million and $2.5 million per incident, depending on the value of the equipment, with an aggregate annual deductible of $5.0 million. In addition, the Company retained 10% of its insured liability. The Company expects to be able to fund the higher premiums and retention through its operating cash.

The Company believes it has the financial resources needed to meet its business requirements in the foreseeable future, including capital expenditures for rig upgrades and continuing rig enhancements, and working capital requirements.

Capital Resources

Cash required to meet the Company's capital commitments is determined by evaluating rig upgrades to meet specific customer requirements and by evaluating the Company's ongoing rig equipment replacement and enhancement programs, including water depth and drilling capability upgrades. It is management's opinion that operating cash flows and the Company's cash reserves will be sufficient to meet these capital commitments; however, periodic assessments will be made based on industry conditions. In addition, the Company may, from time to time, issue debt or equity securities, or a combination thereof, to finance capital expenditures, the acquisition of assets and businesses or for general corporate purposes. The Company's ability to affect any such issuance will be dependent on the Company's results of operations, its current financial condition, current market conditions and other factors beyond its control.

During the year ended December 31, 2002, the Company spent $187.7 million, including capitalized interest expense, for rig upgrades. These expenditures were primarily for the deepwater upgrade of the *Ocean Rover* ($98.4 million) which is expected to be completed in July 2003, upgrades to six of the Company's jack-ups ($50.7 million) of which three were completed during 2002 and three are expected to be completed during

2003, and the deepwater upgrade of the *Ocean Baroness* ($31.4 million) which was completed in March 2002. The Company expects to spend approximately $123 million for rig upgrade capital expenditures during 2003 for the completion of the *Ocean Rover* upgrade ($80 million) and the three remaining jack-up upgrades ($43 million).

The upgrade of the *Ocean Rover* began in January 2002. The converted rig will be able to operate in 7,000-foot water depths on a stand alone basis. Water depths in excess of 7,000 feet should be achievable utilizing augmented mooring systems on a case by case basis. The upgrade is expected to take 19 months to complete with delivery estimated in the third quarter of 2003.

The significant upgrade of the Company's semisubmersible rig, the *Ocean Baroness*, to high specification capabilities resulted in an enhanced version of the Company's previous *Victory*-class upgrades. The upgrade was similar to the upgrade being performed on the *Ocean Rover*. The Company took delivery of the *Ocean Baroness* in January 2002. The approximate cost of the upgrade was $169.0 million.

In 2002 the Company began a two year program to expand the capabilities of its jack-up fleet by significantly upgrading six of its 14 jack-up rigs. The Company expects to spend approximately $100 million on the program, and as of December 31, 2002, has spent $57 million. The *Ocean Titan* and *Ocean Tower*, both 350-foot water depth capability independent-leg slot rigs, were to have cantilever packages installed. The cantilever systems enable a rig to cantilever or extend its drilling package over the aft end of the rig. Currently, the *Ocean Tower* is in the latter stages of its upgrade with delivery expected in April 2003. The upgrade planned for the *Ocean Titan* is expected to commence in early 2003. The *Ocean Spartan*, *Ocean Spur*, and *Ocean Heritage*, each had leg extensions installed (all completed during the fourth quarter of 2002) enabling these rigs to work in water depths up to 300 feet, up from 250 feet prior to the upgrades, at a combined approximate cost of $35.7 million. The *Ocean Sovereign*, a 250-foot water depth independent-leg cantilever rig, is currently in a shipyard undergoing leg extension installations to allow the rig to work in water depths up to 300 feet.

All of the Company's upgrade projects are subject to risks of delay or cost overruns that are inherent in any large construction project.

The Company has signed a memorandum of agreement to purchase the semisubmersible drilling rig *Omega* for $65 million. The agreement is subject to certain conditions and is expected to be completed in the first quarter of 2003. Subsequent to its purchase, the Company anticipates that the rig initially will be working offshore South Africa. The purchase of the *Omega* is expected to be funded from existing cash balances.

During the year ended December 31, 2002, the Company spent $86.1 million in association with its ongoing rig equipment replacement and enhancement programs and to meet other corporate requirements. In addition, the Company spent $68.5 million ($67.0 million capitalized to rig equipment) for the purchase of the third-generation semisubmersible drilling rig, *West Vanguard*, renamed *Ocean Vanguard*. The Company has budgeted $111.3 million for 2003 capital expenditures associated with its ongoing rig equipment replacement and enhancement programs and other corporate requirements.

Integrated Services

The Company's wholly owned subsidiary, DOTS, from time to time, selectively engages in drilling services pursuant to turnkey or modified-turnkey contracts under which DOTS agrees to drill a well to a specified depth for a fixed price. In such cases, DOTS generally is not entitled to payment unless the well is drilled to the specified depth and other contract requirements are met. Profitability of the contract is dependent upon its ability to keep expenses within the estimates used in determining the contract price. Drilling a well under a turnkey contract therefore typically requires a greater cash commitment by the Company and exposes the Company to risks of potential financial losses that generally are substantially greater than those that would ordinarily exist when drilling under a conventional dayrate contract. DOTS also offers a portfolio of drilling services including overall project management, extended well tests, and completion operations. During 2002, DOTS had an operating loss of $0.6 million primarily from an unprofitable Gulf of Mexico turnkey project. During 2001, DOTS contributed operating income of $0.6 million to the Company's

consolidated results of operations primarily from the completion of one international turnkey project, which began in the last quarter of 2000, and three turnkey permanent plug and abandonment projects in the Gulf of Mexico.

Other

Currency Risk. Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. Currency environments in which the Company has material business operations include Brazil, the U.K., Australia and Vietnam. The Company generally attempts to minimize its currency exchange risk by seeking international contracts payable in local currency in amounts equal to the Company's estimated operating costs payable in local currency with the balance of the contract payable in U.S. dollars. Because of this strategy, historically the Company has minimized its unhedged net asset or liability positions denominated in local currencies and has not experienced significant gains or losses associated with changes in currency exchange rates. At present, however, only contracts covering the Company's five rigs currently operating in Brazil are payable both in U.S. dollars and the local currency. The Company has not hedged its exposure to changes in the exchange rate between U.S. dollars and the local currencies, except in Australia for operating costs payable in the local currencies in which it operates, but it may seek to do so in the future.

Currency translation adjustments are accumulated in a separate section of stockholders' equity. When the Company ceases its operations in a currency environment, the accumulated adjustments are recognized currently in results of operations. The effect on results of operations from these translation gains and losses has not been material and are not expected to have a significant effect in the future.

Forward Exchange Contracts. In some instances, a foreign exchange forward contract is used to minimize the forward exchange risk. A forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified foreign exchange rates on specified dates. In June 2002 the Company entered into forward contracts to purchase 50.0 million Australian dollars, 4.2 million Australian dollars to be purchased monthly from August 29, 2002 through June 26, 2003 and 3.8 million to be purchased on July 31, 2003. In July 2001 the Company entered into twelve forward contracts to purchase 3.5 million Australian dollars at each month end through July 31, 2002.

Accounting Standards

In December 2002 the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." However, the Company has adopted the provisions of SFAS No. 148 which require prominent disclosure regarding the method of accounting for stock-based employee compensation in its annual financial statements and will include such disclosure in all of its future interim financial statements.

In July 2002 the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In April 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4 and 64 by SFAS No. 145 streamlines the reporting of debt extinguishments and requires that only gains and losses from extinguishments meeting the criteria in APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" would be classified as extraordinary. Thus, gains or losses arising from extinguishments that are part of a company's recurring operations would not be reported as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The Company adopted SFAS No. 145 in April 2002 and, accordingly, reclassified its April 2001 loss of $7.7 million, net-of-tax, from early extinguishment of debt, as a result of the Company's redemption of the outstanding 3.75% Notes, out of extraordinary items. The pre-tax loss from early extinguishment of debt of $11.9 million was reclassified to "Interest expense" and the related tax benefit was reclassified to "Income tax expense" in the Consolidated Statement of Income. See Note 1 "— Capitalized Interest" to the Company's Consolidated Financial Statements in Item 8 of Part II of this report.

In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 in January 2002 by the Company has not had, nor is it expected to have, a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 with early adoption encouraged. Adoption of SFAS No. 143 in 2003 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In June 2001 the FASB issued two new pronouncements, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and applies to all business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted SFAS No. 142 on January 1, 2002 and has suspended amortization of goodwill which was $3.3 million and $4.5 million for the years ended December 31, 2001 and 2000, respectively. SFAS No. 142 does not change the SFAS No. 109 "Accounting for Income Taxes" requirement to reduce goodwill for the excess of tax benefits not previously recognized. See Note 6 to the Company's Consolidated Financial Statements in Item 8 of Part II of this report. The adoption of SFAS No. 142 has not had, nor is it expected to have, a material impact on the Company's consolidated results of operations, financial position or cash flows.

Forward-Looking Statements

Certain written and oral statements made or incorporated by reference from time to time by the Company or its representatives are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Exchange Act. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements include, without limitation, any statement that may project, indicate or imply future results, events, performance or achievements, and may contain or be identified by the words "expect," "intend," "plan," "predict," "anticipate," "estimate," "believe," "should," "could," "may," "might," "will be," "will continue," "will likely result," "project," "forecast," "budget" and similar expressions. Statements

by the Company in this report that contain forward-looking statements include, but are not limited to, information concerning possible or assumed future results of operations of the Company and statements about the following subjects:

- future market conditions and the effect of such conditions on the Company's future results of operations (see "— Industry Conditions");
- future uses of and requirements for financial resources, including, but not limited to, expenditures related to the upgrades of the *Ocean Rover* and three of the Company's jack-up rigs (see "Business — The Fleet - Fleet Enhancements", "— Liquidity" and "— Capital Resources");
- interest rate and foreign exchange risk (see "Quantitative and Qualitative Disclosures About Market Risk");
- future contractual obligations (see "— Liquidity — Contractual Cash Obligations");
- business strategy;
- growth opportunities;
- competitive position;
- expected financial position;
- future cash flows;
- future dividends;
- financing plans;
- budgets for capital and other expenditures;
- timing and cost of completion of rig upgrades and other capital projects;
- delivery dates and drilling contracts related to rig conversion and upgrade projects;
- plans and objectives of management;
- performance of contracts;
- outcomes of legal proceedings;
- compliance with applicable laws; and
- adequacy of insurance or indemnification.

Such statements inherently are subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected or expressed in forward-looking statements. Such risks and uncertainties include, among others, the following:

- general economic and business conditions;
- worldwide demand for oil and natural gas;
- changes in foreign and domestic oil and gas exploration, development and production activity;
- oil and natural gas price fluctuations and related market expectations;
- the ability of the Organization of Petroleum Exporting Countries, commonly called OPEC, to set and maintain production levels and pricing, and the level of production in non-OPEC countries;
- policies of the various governments regarding exploration and development of oil and gas reserves;
- advances in exploration and development technology;
- the political environment of oil-producing regions;

- casualty losses;
- operating hazards inherent in drilling for oil and gas offshore;
- industry fleet capacity;
- market conditions in the offshore contract drilling industry, including dayrates and utilization levels;
- competition;
- changes in foreign, political, social and economic conditions;
- risks of international operations, compliance with foreign laws and taxation policies and expropriation or nationalization of equipment;
- foreign exchange and currency fluctuations and regulations, and the inability to repatriate income or capital;
- risks of war, military operations, other armed hostilities, terrorist acts and embargoes;
- changes in offshore drilling technology, which could require significant capital expenditures in order to maintain competitiveness;
- regulatory initiatives and compliance with governmental regulations;
- compliance with environmental laws and regulations;
- customer preferences;
- effects of litigation;
- cost, availability and adequacy of insurance;
- adequacy of the Company's sources of liquidity;
- risks inherent in turnkey operations, including the risk of failure to complete a well and cost overruns;
- the availability of qualified personnel to operate and service the Company's drilling rigs; and
- various other matters, many of which are beyond the Company's control.

The risks included here are not exhaustive. Other sections of this report and the Company's other filings with the SEC include additional factors that could adversely affect the Company's business, results of operations and financial performance. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements. Forward-looking statements included in this report speak only as of the date of this report. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

The information included in this Item 7A is considered to constitute "forward-looking statements" for purposes of the statutory safe harbor provided in Section 27A of the Securities Act and Section 21E of the Exchange Act. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Forward-Looking Statements" in Item 7 of this report.

The Company's measure of market risk exposure represents an estimate of the change in fair value of its financial instruments. Market risk exposure is presented for each class of financial instrument held by the Company at December 31, 2002 and 2001 assuming immediate adverse market movements of the magnitude described below. The Company believes that the various rates of adverse market movements represent a measure of exposure to loss under hypothetically assumed adverse conditions. The estimated market risk exposure represents the hypothetical loss to future earnings and does not represent the maximum possible loss nor any expected actual loss, even under adverse conditions, because actual adverse fluctuations would likely differ. In addition, since the Company's investment portfolio is subject to change based on its portfolio management strategy as well as in response to changes in the market, these estimates are not necessarily indicative of the actual results which may occur.

Exposure to market risk is managed and monitored by senior management. Senior management approves the overall investment strategy employed by the Company and has responsibility to ensure that the investment positions are consistent with that strategy and the level of risk acceptable to it. The Company may manage risk by buying or selling instruments or entering into offsetting positions.

Interest Rate Risk

The Company has exposure to interest rate risk arising from changes in the level or volatility of interest rates. The Company's investments in marketable securities are primarily in fixed maturity securities. The Company monitors its sensitivity to interest rate risk by evaluating the change in the value of its financial assets and liabilities due to fluctuations in interest rates. The evaluation is performed by applying an instantaneous change in interest rates by varying magnitudes on a static balance sheet to determine the effect such a change in rates would have on the recorded market value of the Company's investments and the resulting effect on shareholders' equity. The analysis presents the sensitivity of the market value of the Company's financial instruments to selected changes in market rates and prices which the Company believes are reasonably possible over a one-year period.

The sensitivity analysis estimates the change in the market value of the Company's interest sensitive assets and liabilities that were held on December 31, 2002 and 2001 due to instantaneous parallel shifts in the yield curve of 100 basis points, with all other variables held constant.

The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Accordingly the analysis may not be indicative of, is not intended to provide, and does not provide a precise forecast of the effect of changes of market interest rates on the Company's earnings or shareholders' equity. Further, the computations do not contemplate any actions the Company could undertake in response to changes in interest rates.

The Company's long-term debt, as of December 31, 2002 and 2001 is denominated in U.S. Dollars. The Company's debt has been primarily issued at fixed rates, and as such, interest expense would not be impacted by interest rate shifts. The impact of a 100 basis point increase in interest rates on fixed rate debt would result in a decrease in market value of $153.8 and $154.3 million, respectively. A 100 basis point decrease would result in an increase in market value of $192.7 and $195.3 million, respectively.

Foreign Exchange Risk

Foreign exchange rate risk arises from the possibility that changes in foreign currency exchange rates will impact the value of financial instruments. As of December 31, 2002, the Company had contracted to purchase 50.0 million Australian dollars, 4.2 million Australian dollars to be purchased monthly from

August 29, 2002 through June 26, 2003 and 3.8 million to be purchased on July 31, 2003. These foreign exchange forward contracts are recorded at their fair value determined by discounting future cash flows at current forward rates. At December 31, 2002, an asset of $0.2 million reflecting the fair value of the forward contracts, was included with "Prepaid expenses and other" in the Consolidated Balance Sheet. At December 31, 2001 the Company had contracted to purchase 3.5 million Australian dollars each month through July 31, 2002. At December 31, 2001, an asset of $0.1 million reflecting the fair value of the forward contracts, was included with "Prepaid expenses and other" in the Consolidated Balance Sheet. The sensitivity analysis assumes an instantaneous 20% change in the foreign currency exchange rates versus the U.S. Dollar from their levels at December 31, 2002 and 2001, with all other variables held constant.

The following table presents the Company's market risk by category (interest rates and foreign currency exchange rates):

	Fair Value Asset (Liability)		Market Risk	
	At December 31,			
Category of risk exposure:	**2002**	**2001**	**2002**	**2001**
		(In thousands)		
Interest rate				
Marketable securities	$ 627,614 (a)	$ 748,387 (a)	$21,500(c)	$61,800(c)
Long-term debt	(901,800)(b)	(876,100)(b)		
Foreign Exchange	151	136	2,300(d)	2,200(d)

(a) The fair market value of the Company's investment in marketable securities is based on the quoted closing market prices on December 31, 2002 and 2001.

(b) The fair values of the Company's 1.5% Debentures and Zero Coupon Debentures are based on the quoted closing market prices on December 31, 2002 and 2001. The fair value of the Company's *Ocean Alliance* lease-leaseback agreement is based on the present value of estimated future cash flows using a discount rate of 6.62% for 2002 and 7.59% for 2001.

(c) The calculation of estimated market risk exposure is based on assumed adverse changes in the underlying reference price or index of an increase in interest rates of 100 basis points at December 31, 2002 and 2001.

(d) The calculation of estimated market risk exposure is based on assumed adverse changes in the underlying reference price or index of a decrease in foreign exchange rates of 20% at December 31, 2002 and 2001.

Item 8. Financial Statements and Supplementary Data.

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Diamond Offshore Drilling, Inc. and subsidiaries
Houston, Texas

We have audited the accompanying consolidated balance sheets of Diamond Offshore Drilling, Inc. and subsidiaries (the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity, comprehensive income and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Diamond Offshore Drilling, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

Deloitte & Touche LLP

Houston, Texas
January 28, 2003

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data)

ASSETS

	December 31,	
	2002	2001
Current assets:		
Cash and cash equivalents	$ 184,910	$ 398,990
Marketable securities	627,614	748,387
Accounts receivable	146,957	193,653
Rig inventory and supplies	45,405	40,814
Prepaid expenses and other	28,870	45,735
Total current assets	1,033,756	1,427,579
Drilling and other property and equipment, net of accumulated depreciation	2,164,627	2,002,873
Goodwill, net of accumulated amortization	24,714	38,329
Other assets	35,668	33,900
Total assets	$3,258,765	$3,502,681

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
Current liabilities:		
Current portion of long-term debt	$ 11,155	$ 10,426
Accounts payable	39,721	31,924
Accrued liabilities	63,113	68,977
Taxes payable	4,413	5,862
Securities sold under repurchase agreements	—	199,062
Total current liabilities	118,402	316,251
Long-term debt	924,475	920,636
Deferred tax liability	375,309	376,259
Other liabilities	33,065	36,389
Total liabilities	1,451,251	1,649,535
Commitments and contingencies	—	—
Stockholders' equity:		
Preferred stock (par value $0.01, 25,000,000 shares authorized, none issued and outstanding)	—	—
Common stock (par value $0.01, 500,000,000 shares authorized, 133,457,055 shares issued and 130,336,455 shares outstanding at December 31, 2002 and 133,457,055 shares issued and 132,053,155 outstanding at December 31, 2001)	1,335	1,335
Additional paid-in capital	1,263,692	1,267,952
Retained earnings	621,342	624,507
Accumulated other comprehensive losses	(730)	(2,880)
Treasury stock, at cost (3,120,600 shares at December 31, 2002 and 1,403,900 shares at December 31, 2001)	(78,125)	(37,768)
Total stockholders' equity	1,807,514	1,853,146
Total liabilities and stockholders' equity	$3,258,765	$3,502,681

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year Ended December 31,		
	2002	2001	2000
Revenues:			
Contract drilling	$724,213	$885,349	$659,436
Revenues related to reimbursable expenses	28,348	38,951	25,065
Total revenues	752,561	924,300	684,501
Operating expenses:			
Contract drilling	468,272	467,547	435,550
Reimbursable expenses	25,885	36,151	22,377
Depreciation and amortization	177,495	170,017	145,596
General and administrative	29,009	25,502	23,803
Total operating expenses	700,661	699,217	627,326
Operating income	51,900	225,083	57,175
Other income (expense):			
Interest income	29,767	48,682	49,525
Interest expense	(23,583)	(38,085)	(10,272)
Gain on sale of marketable securities	36,504	27,141	2,103
Gain on sale of assets	84	327	14,324
Other, net	1,502	(2,663)	(1,988)
Income before income tax expense	96,174	260,485	110,867
Income tax expense	(33,654)	(86,662)	(38,586)
Net income	$ 62,520	$173,823	$ 72,281
Net income per share:			
Basic	$ 0.48	$ 1.31	$ 0.53
Diluted	$ 0.47	$ 1.26	$ 0.53
Weighted average shares outstanding:			
Shares of common stock	131,285	132,886	135,164
Dilutive potential shares of common stock	9,428	9,479	9,876
Total weighted average shares outstanding	140,713	142,365	145,040

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands, except number of shares)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Gains (Losses)	Treasury Stock		Total Stockholders' Equity
	Shares	Amount				Shares	Amount	
January 1, 2000	139,342,381	$1,393	$1,302,841	$ 635,943	$(9,229)	3,518,100	$(88,726)	$1,842,222
Net income	—	—	—	72,281	—	—	—	72,281
Treasury stock								
Purchase	—	—	—	—	—	2,705,100	(92,959)	(92,959)
Retirement	(6,223,200)	(62)	(58,193)	(123,430)	—	(6,223,200)	181,685	—
Dividends to stockholders ($0.50 per share)	—	—	—	(67,608)	—	—	—	(67,608)
Stock options exercised	30,803	1	122	—	—	—	—	123
Put option premiums	—	—	3,875	—	—	—	—	3,875
Conversion of long-term debt	493	—	20	—	—	—	—	20
Exchange rate changes, net	—	—	—	—	506	—	—	506
Gain on investments, net	—	—	—	—	9,393	—	—	9,393
December 31, 2000	133,150,477	1,332	1,248,665	517,186	670	—	—	1,767,853
Net income	—	—	—	173,823	—	—	—	173,823
Treasury stock purchase	—	—	—	—	—	1,403,900	(37,768)	(37,768)
Dividends to stockholders ($0.50 per share)	—	—	—	(66,502)	—	—	—	(66,502)
Put option premiums	—	—	6,876	—	—	—	—	6,876
Conversion of long-term debt	306,578	3	12,411	—	—	—	—	12,414
Exchange rate changes, net	—	—	—	—	(170)	—	—	(170)
Loss on investments, net	—	—	—	—	(620)	—	—	(620)
Minimum pension adjustment	—	—	—	—	(2,760)	—	—	(2,760)
December 31, 2001	133,457,055	1,335	1,267,952	624,507	(2,880)	1,403,900	(37,768)	1,853,146
Net income	—	—	—	62,520	—	—	—	62,520
Treasury stock purchase	—	—	—	—	—	1,716,700	(43,424)	(43,424)
Dividends to stockholders ($0.50 per share)	—	—	—	(65,685)	—	—	—	(65,685)
Put option premiums	—	—	(4,260)	—	—	—	3,067	(1,193)
Exchange rate changes, net	—	—	—	—	(678)	—	—	(678)
Gain on investments, net	—	—	—	—	68	—	—	68
Minimum pension adjustment	—	—	—	—	2,760	—	—	2,760
December 31, 2002	133,457,055	$1,335	$1,263,692	$ 621,342	$ (730)	3,120,600	$(78,125)	$1,807,514

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Net income	$62,520	$173,823	$72,281
Other comprehensive gains (losses), net of tax:			
Foreign currency translation gain (loss)	(678)	(170)	506
Unrealized holding gain on investments	2,708	2;501	3,259
Reclassification adjustment for (gain) loss included in net income	(2,640)	(3,121)	6,134
Minimum pension liability adjustment	2,760	(2,760)	—
Total other comprehensive (loss) gain	2,150	(3,550)	9,899
Comprehensive income	$64,670	$170,273	$82,180

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,		
	2002	2001	2000
Operating activities:			
Net income	$ 62,520	$ 173,823	$ 72,281
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	177,495	170,017	145,596
Gain on sale of assets	(84)	(327)	(14,324)
Gain on sale of marketable securities, net	(36,504)	(27,141)	(2,103)
Loss from early debt extinguishment	—	11,880	—
Deferred tax provision	16,598	74,264	26,155
Accretion of discounts on marketable securities	(4,603)	(2,369)	(7,535)
Amortization of debt issuance costs	1,302	1,482	864
Amortization of discount on zero coupon convertible debentures	14,994	14,481	8,033
Changes in operating assets and liabilities:			
Accounts receivable	46,696	(40,201)	(9,883)
Rig inventory and supplies and other current assets	13,896	3	(9,190)
Other assets, non-current	1,176	(11,178)	(604)
Accounts payable and accrued liabilities	1,933	2,777	(4,592)
Taxes payable	(8,381)	5,285	(12,658)
Other liabilities, non-current	(3,324)	5,411	3,261
Other items, net	(2,557)	(4,176)	1,234
Net cash provided by operating activities	281,157	374,031	196,535
Investing activities:			
Capital expenditures (excluding rig acquisitions)	(273,805)	(268,617)	(323,924)
Rig acquisitions	(67,000)	—	—
Proceeds from sale of assets	1,640	1,726	33,279
Proceeds from sale of marketable securities	5,260,922	2,468,971	1,345,183
Purchase of marketable securities	(5,098,320)	(2,467,218)	(1,509,731)
Securities (repurchased) sold under repurchase agreements	(199,062)	199,062	—
Proceeds from settlement of forward contracts	1,116	226	—
Net cash used in investing activities	(374,509)	(65,850)	(455,193)
Financing activities:			
Acquisition of treasury stock	(43,424)	(37,768)	(92,959)
Proceeds from sale of put options	—	6,876	3,875
Settlement of put options	(1,193)	—	—
Payment of dividends	(65,685)	(66,502)	(67,608)
Proceeds from stock options exercised	—	—	123
Issuance of zero coupon convertible debentures	—	—	402,178
Debt issuance costs-zero coupon convertible debentures	—	—	(9,556)
Lease-leaseback agreement	(10,426)	(9,732)	55,000
Arrangement fees-lease-leaseback agreement	—	—	(255)
Early extinguishment of debt — 3.75% convertible subordinated notes	—	(395,622)	—
Issuance of 1.5% convertible senior debentures	—	460,000	—
Debt issuance costs — 1.5% convertible senior debentures	—	(10,899)	—
Net cash (used in) provided by financing activities	(120,728)	(53,647)	290,798
Net change in cash and cash equivalents	(214,080)	254,534	32,140
Cash and cash equivalents, beginning of year	398,990	144,456	112,316
Cash and cash equivalents, end of year	$ 184,910	$ 398,990	$ 144,456

The accompanying notes are an integral part of the consolidated financial statements.

DIAMOND OFFSHORE DRILLING, INC.
AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Organization and Business

Diamond Offshore Drilling, Inc. (the "Company") was incorporated in Delaware on April 13, 1989. Loews Corporation ("Loews"), a Delaware corporation of which the Company had been a wholly owned subsidiary prior to the initial public offering in October 1995 (the "Common Stock Offering"), owns 53.8% of the outstanding common stock of the Company at December 31, 2002.

The Company, through wholly owned subsidiaries, engages in the worldwide contract drilling of offshore oil and gas wells and is a leader in deep water drilling. Currently, the fleet is comprised of 31 semisubmersible rigs, 14 jack-up rigs and one drillship.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries after elimination of significant intercompany transactions and balances.

Cash and Cash Equivalents and Marketable Securities

Short-term, highly liquid investments that have an original maturity of three months or less and deposits in money market mutual funds that are readily convertible into cash are considered cash equivalents. Cash equivalents at December 31, 2001 included $199.1 million of invested cash deposits received in connection with securities sold under repurchase agreements. There were no securities sold under repurchase agreements at December 31, 2002. See "Securities Sold Under Agreements to Repurchase."

The Company's investments are classified as available for sale and stated at fair value. Accordingly, any unrealized gains and losses, net of taxes, are reported in the Consolidated Balance Sheets in "Accumulated other comprehensive losses" until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity and such adjustments are included in the Consolidated Statements of Income in "Interest income." The sale and purchase of securities are recorded on the date of the trade. The cost of debt securities sold is based on the specific identification method and the cost of equity securities sold is based on the average cost method. Realized gains or losses and declines in value, if any, judged to be other than temporary are reported in the Consolidated Statements of Income in "Other income (expense)."

Securities Sold Under Agreements to Repurchase

The Company accounts for repurchase agreements in accordance with Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." From time to time the Company may lend securities to unrelated parties, primarily major brokerage firms. Borrowers of these securities must transfer to the Company cash collateral equal to the securities transferred. Cash deposits from these transactions are invested in short-term investments and are included in the Consolidated Balance Sheets in "Cash and cash equivalents." A liability is recognized for the obligation to return the cash collateral. The Company continues to receive interest income on the loaned debt securities, as beneficial owner, and accordingly, the loaned debt securities are included in the Consolidated Balance Sheets in "Marketable securities." Interest expense associated with the related liability is recorded as an offset to "Interest income" in the Consolidated Statements of Income. The Company did not have any loaned debt securities outstanding at December 31, 2002. At December 31, 2001 the fair value of collateral from loaned debt securities was $198.7 million.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" and its corresponding amendments under SFAS No. 138. Derivative financial instruments of the Company include forward exchange contracts and a contingent interest provision that is embedded in the 1.5% convertible senior debentures due 2031 (the "1.5% Debentures") issued on April 11, 2001. See Note 4.

Supplementary Cash Flow Information

Cash payments made for interest on long-term debt, including commitment fees, totaled $10.2 million, $17.1 million, and $15.0 million during the years ended December 31, 2002, 2001, and 2000, respectively.

Cash payments for foreign income taxes, net of foreign tax refunds, were $14.7 million, $4.3 million, and $15.1 million during the years ended December 31, 2002, 2001, and 2000, respectively. A $17.3 million net cash refund of U.S. income tax was received during the year ended December 31, 2002. Cash payments for U.S. income taxes made during the years ended December 31, 2001 and 2000 were $28.8 and $10.7, respectively.

Rig Inventory and Supplies

Inventories primarily consist of replacement parts and supplies held for use in the operations of the Company. Inventories are stated at the lower of cost or estimated value.

Drilling and Other Property and Equipment

Drilling and other property and equipment is carried at cost. Maintenance and routine repairs are charged to income currently while replacements and betterments, which meet certain criteria, are capitalized. Costs incurred for major rig upgrades are accumulated in construction work-in-progress, with no depreciation recorded on the additions, until the month the upgrade is completed and the rig is placed in service. Upon retirement or sale of a rig, the cost and related accumulated depreciation are removed from the respective accounts and any gains or losses are included in the results of operations. Depreciation is provided on the straight-line method over the remaining estimated useful lives from the year the asset is placed in service.

Capitalized Interest

Interest cost for construction and upgrade of qualifying assets is capitalized. A reconciliation of the Company's total interest cost to "Interest expense" as reported in the Consolidated Statements of Income is as follows:

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
Total interest cost including amortization of debt issuance costs	$26,461	$28,850	$ 24,116
Capitalized interest	(2,878)	(2,645)	(13,844)
Loss from early extinguishment of debt	—	11,880	—
Total interest expense as reported	$23,583	$38,085	$ 10,272

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment when changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company evaluated all of the cold stacked rigs in its fleet during 2002 and no instance of impairment was noted.

Goodwill

Prior to January 1, 2002, goodwill from the merger with Arethusa (Off-Shore) Limited ("Arethusa") had been amortized on a straight-line basis over 20 years. The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" on January 1, 2002 and, accordingly, has suspended amortization of goodwill. On January 1, 2002, goodwill and accumulated amortization was $69.0 million and $30.7 million, respectively. Amortization charged to operating expense during the years ended December 31, 2001 and 2000 totaled $3.3 million and $4.5 million, respectively.

Adjustments of $13.6 million during each of the years ended December 31, 2002, 2001 and 2000 were recorded to reduce goodwill. The adjustments represent the tax benefits not previously recognized for the excess of tax deductible goodwill over book goodwill. The Company will continue to reduce goodwill in future periods as the tax benefits of excess tax goodwill over book goodwill are recognized. Goodwill is expected to be reduced to zero during the year 2004. See Note 6.

Debt Issuance Costs

Debt issuance costs are included in the Consolidated Balance Sheets in "Other assets" and are amortized over the term of the related debt.

Deferred Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's non-U.S. income tax liabilities are based upon the results of operations of the various subsidiaries and foreign branches in those jurisdictions in which they are subject to taxation. Beginning in 2001, the Company decided to indefinitely reinvest a portion of the earnings of its U.K. subsidiaries. Consequently, no U.S. deferred taxes were provided on these earnings in 2002 or in 2001.

Treasury Stock and Common Equity Put Options

Depending on market conditions, the Company may, from time to time, purchase shares of its common stock or issue put options in the open market or otherwise. The purchase of treasury stock is accounted for using the cost method which reports the cost of the shares acquired in "Treasury stock" as a deduction from stockholders' equity in the Consolidated Balance Sheets.

During the year ended December 31, 2002 the Company purchased 1,716,700 shares of its common stock at an aggregate cost of $43.4 million, or at an average cost of $25.30 per share. This includes the Company's purchase of 500,000 shares of its common stock at an aggregate cost of $20.0 million, or at an average cost of $40.00 per share, upon the exercise of put options sold in February 2001. The Company reduced "Additional paid-in-capital" in the Consolidated Balance Sheet by $3.1 million, the amount of the premium received for the sale of these put options, and reported the net cost of the shares, $16.9 million, in "Treasury stock." During the year ended December 31, 2001, the Company purchased 1,403,900 shares of its common stock at an aggregate cost of $37.8 million, or at an average cost of $26.90 per share.

As of December 31, 2002, Loews owned 53.8% of the outstanding shares of common stock of the Company. The Company had been a wholly owned subsidiary of Loews prior to its initial public offering in October 1995. The increase of Loews ownership from 53.1% at December 31, 2001 to 53.8% at December 31, 2002 is a result of the Company's purchase of its common stock during 2002.

The Company settled put options which covered 1,000,000 shares of its common stock during the year ended December 31, 2002 with cash payments totaling $1.2 million and reduced "Additional paid-in-capital" in the Consolidated Balance Sheet for amounts paid to settle these put options. The Company's remaining put options sold in 2001, which covered 187,321 shares of the Company's common stock, expired during 2002. There were no common equity put options outstanding at December 31, 2002.

During the year ended December 31, 2001, the Company received premiums of $6.9 million for the sale of put options covering 1,687,321 shares of common stock. The options gave the holders the right to require the Company to repurchase up to the contracted number of shares of its common stock at the stated exercise price per share at any time prior to their expiration. The Company had the option to settle in cash or shares of common stock. Premiums received for these options were recorded in "Additional paid-in-capital" in the Consolidated Balance Sheets. As of December 31, 2001 there were put options outstanding which covered 1,687,321 shares of the Company's common stock at various stated exercise prices at various expiration dates.

Stock-Based Compensation

In 2000 the Company adopted a stock option plan ("2000 Stock Option Plan") whereby certain of the Company's employees, consultants and non-employee directors may be granted options to purchase stock. The Company accounts for the 2000 Stock Option Plan under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations. See Note 13. No stock-based employee compensation cost is reflected in net income, as all options granted under this plan had an exercise price equal to the market value of the underlying common stock on the date of grant.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation.

	2002	2001	2000
	(In thousands except per share amounts)		
Net Income as reported	$62,520	$173,823	$72,281
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(925)	(677)	(363)
Pro forma net income	$61,595	$173,146	$71,918
Earnings Per Share of Common Stock:			
As reported	$ 0.48	$ 1.31	$ 0.53
Pro forma	$ 0.47	$ 1.30	$ 0.53
Earnings Per Share of Common Stock — assuming dilution:			
As reported	$ 0.47	$ 1.26	$ 0.53
Pro forma	$ 0.47	$ 1.26	$ 0.53

Comprehensive Income

Comprehensive income is the change in equity of a business enterprise during a period from transactions and other events and circumstances except those transactions resulting from investments by owners and distributions to owners. Comprehensive income includes net income, foreign currency translation gains and losses, minimum pension liability adjustments and unrealized holding gains and losses on marketable securities. See Note 9.

Currency Translation

The Company's primary functional currency is the U.S. dollar. Certain of the Company's subsidiaries use the local currency in the country where they conduct operations as their functional currency. These subsidiaries translate assets and liabilities at year-end exchange rates while income and expense accounts are translated at average exchange rates. Translation adjustments are reflected in the Consolidated Balance Sheets in "Accumulated other comprehensive losses." Currency transaction gains and losses are included in the Consolidated Statements of Income in "Other income (expense)." Additionally, translation gains and losses of subsidiaries operating in hyperinflationary economies are included in operating results.

Revenue Recognition

Income from dayrate drilling contracts is recognized currently. In connection with such drilling contracts, the Company may receive lump-sum fees for the mobilization of equipment and personnel. The excess of mobilization fees received over costs incurred to mobilize an offshore rig from one market to another is recognized in income over the primary term of the related drilling contract. Absent a contract, mobilization costs are recognized currently. Lump-sum payments received from customers relating to specific contracts are deferred and amortized to income over the primary term of the drilling contract.

Income from offshore turnkey drilling contracts is recognized on the completed contract method, with revenues accrued to the extent of costs until the specified turnkey depth and other contract requirements are met. Provisions for future losses on turnkey drilling contracts are recognized when it becomes apparent that expenses to be incurred on a specific contract will exceed the revenue from that contract.

Income from reimbursements received for the purchase of supplies, equipment, personnel services and other services provided at the request of the customer in accordance with a contract or agreement is recorded, for the gross amount billed to the customer, as "Revenues related to reimbursable expenses" in the Consolidated Statements of Income. Prior to 2002 and the guidance provided by the Emerging Issues Task Force ("EITF") 01-14 "Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expense Incurred," the Company accounted for reimbursements, in most instances, as a reduction of expenses incurred. All comparative periods presented have been reclassified to comply with this guidance.

Accounting Pronouncements

In December 2002 the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure." SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation," to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements regarding the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company accounts for stock-based employee compensation in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees." However, the Company has adopted the provisions of SFAS No. 148 which require prominent disclosure regarding the method of accounting for stock-based employee compensation in its annual financial statements and will be including such disclosure in its future interim financial statements.

In July 2002 the FASB issued SFAS No. 146, "Accounting for costs associated with exit or disposal activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not expect the adoption of SFAS No. 146 to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In April 2002 the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment to FASB Statement No. 13, and Technical Corrections." The rescission of SFAS No. 4 and 64 by SFAS No. 145 streamlines the reporting of debt extinguishments and requires that only gains and losses from extinguishments meeting the criteria in APB Opinion 30, "Reporting the Results of Operations — Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" would be classified as extraordinary. Thus, gains or losses arising from extinguishments that are part of a company's recurring operations would not be reported as an extraordinary item. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002 with earlier adoption encouraged. The Company adopted SFAS No. 145 in April 2002 and, accordingly, reclassified its April 2001 loss of $7.7 million, net-of-tax, from early extinguishment of debt, as a result of the Company's redemption of the outstanding 3.75% Convertible subordinated note due 2007 (the "3.75% Notes") out of extraordinary

items. The pre-tax loss from early extinguishment of debt of $11.9 million was reclassified to "Interest expense" and the related tax benefit was reclassified to "Income tax expense" in the Consolidated Statement of Income.

In October 2001 the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 by the Company in January 2002 has not had, nor is it expected to have, a material impact on the Company's consolidated results of operations, financial position or cash flows.

In August 2001 the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002 with early adoption encouraged. Adoption of SFAS No. 143 in 2003 is not expected to have a material impact on the Company's consolidated results of operations, financial position or cash flows.

In June 2001 the FASB issued two new pronouncements, SFAS No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires that all business combinations be accounted for by the purchase method and applies to all business combinations initiated after June 30, 2001 and also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. There are also transition provisions that apply to business combinations completed before July 1, 2001, that were accounted for by the purchase method. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001 for all goodwill and other intangible assets recognized in an entity's statement of financial position at that date, regardless of when those assets were initially recognized. The Company adopted SFAS No. 142 on January 1, 2002 and has suspended amortization of goodwill which was $3.3 million and $4.5 million for the years ended December 31, 2001 and 2000, respectively. SFAS No. 142 does not change the SFAS No. 109 "Accounting for Income Taxes" requirement to reduce goodwill for the excess of tax benefits not previously recognized. See Note 6. The adoption of SFAS No. 142 has not had, nor is it expected to have, a material impact on the Company's consolidated results of operations, financial position or cash flows.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Reclassifications

Certain amounts applicable to the prior periods have been reclassified to conform to the classifications currently followed. Such reclassifications do not affect earnings.

Fair Value of Financial Instruments

The Company provides fair value information of its financial instruments in the notes to the consolidated financial statements. See Note 11. The carrying amount of the Company's current financial instruments approximate fair value because of the short maturity of these instruments. For non-current financial instruments the Company uses quoted market prices when available and discounted cash flows to estimate fair value.

2. Earnings Per Share

A reconciliation of the numerators and the denominators of the basic and diluted per-share computations follows:

	For the Year Ended December 31,		
	2002	2001	2000
	(In thousands, except per share data)		
Net income — basic (numerator):	$ 62,520	$173,823	$ 72,281
Effect of dilutive potential shares			
Convertible subordinated notes — 3.75%	—	2,424	4,249
Zero coupon convertible debentures	—	—	—
Convertible senior debentures — 1.5%	4,164	3,062	—
Net income including conversions — diluted (numerator):	$ 66,684	$179,309	$ 76,530
Weighted average shares — basic (denominator):	131,285	132,886	135,164
Effect of dilutive potential shares			
Convertible subordinated notes — 3.75%	—	2,564	9,876
Zero coupon convertible debentures	—	—	—
Convertible senior debentures — 1.5%	9,383	6,812	—
Stock options	4	1	—
Put options	41	102	—
Weighted average shares including conversions — diluted (denominator):	140,713	142,365	145,040
Earnings per share:			
Basic	$ 0.48	$ 1.31	$ 0.53
Diluted	$ 0.47	$ 1.26	$ 0.53

The computation of diluted earnings per share ("EPS") for the years ended December 31, 2002, 2001 and 2000 excludes approximately 6.9 million potentially dilutive shares issuable upon conversion of the Company's zero coupon convertible debentures due 2020 (the "Zero Coupon Debentures"), issued in June 2000. The inclusion of such shares would be antidilutive.

Put options covering 1,687,321 shares of common stock at various stated exercise prices per share were outstanding during part of 2002 prior to their expiration or settlement. All of these put options were outstanding at December 31, 2001. However, the computation of diluted EPS for the years ended December 31, 2002 and 2001 excluded put options covering 187,321 shares of common stock. Put options covering 750,000 shares of common stock at an exercise price of $37.85 per share were outstanding at December 31, 2000 but were excluded from the computation of diluted EPS. Certain put options were excluded from the computation of diluted EPS because the options' exercise prices were less than the average market price per share of the common stock.

The computation of diluted EPS for the years ended December 31, 2002 and 2001 did not include stock options representing 377,525 shares and 182,700 shares of common stock, respectively. The incremental shares calculated from non-qualified stock options included in the computation of diluted EPS for the year ended December 31, 2000 were immaterial for presentation purposes. The computation of diluted EPS for the year ended December 31, 2000 did not include stock options representing 86,500 shares of common stock. Certain stock options were excluded because the options' exercise prices were more than the average market price per share of the common stock.

3. Marketable Securities

Investments classified as available for sale are summarized as follows:

	December 31, 2002		
	Cost	Unrealized Gain	Market Value
		(In thousands)	
Debt securities issued by the U.S. Treasury and other U.S. government agencies:			
Due less than one year	$449,445	$ 20	$449,465
Collateralized mortgage obligations	174,003	4,146	178,149
Total	$623,448	$4,166	$627,614

	December 31, 2001		
	Cost	Unrealized Gain	Market Value
		(In thousands)	
Debt securities issued by the U.S. Treasury and other U.S. government agencies:			
Due after one year through five years	$247,453	$2,689	$250,142
Due after five years through ten years	54,355	1,095	55,450
Collateralized mortgage obligations	442,518	277	442,795
Total	$744,326	$4,061	$748,387

All of the Company's investments are included as current assets in the Consolidated Balance Sheets in "Marketable securities," representing the investment of cash available for current operations.

Proceeds from sales of marketable securities and gross realized gains and losses are summarized as follows:

	Year Ended December 31,	
	2002	2001
	(In thousands)	
Proceeds from sales	$5,260,922	$2,468,971
Gross realized gains	41,945	38,584
Gross realized losses	(5,441)	(11,443)

4. Derivative Financial Instruments

Forward Exchange Contracts

The Company operates internationally, resulting in exposure to foreign exchange risk. This risk is primarily associated with costs payable in foreign currencies for employee compensation and for purchases from foreign suppliers. The Company's primary technique for minimizing its foreign exchange risk involves structuring customer contracts to provide for payment in both the U.S. dollar and the foreign currency whenever possible. The payment portion denominated in the foreign currency is based on anticipated foreign currency requirements over the contract term. In some instances, when customer contracts cannot be structured to generate a sufficient amount of foreign currency for operating purposes, a foreign exchange forward contract may be used to minimize the forward exchange risk. A forward exchange contract obligates the Company to exchange predetermined amounts of specified foreign currencies at specified foreign exchange rates on specified dates.

In June 2002 the Company entered into forward contracts to purchase 50.0 million Australian dollars, 4.2 million Australian dollars to be purchased monthly from August 29, 2002 through June 26, 2003 and 3.8 million to be purchased on July 31, 2003. In July 2001 the Company entered into twelve forward contracts to purchase 3.5 million Australian dollars at each month end through July 31, 2002. These forward contracts

are derivatives as defined by SFAS No. 133. SFAS No. 133 requires that each derivative be stated in the balance sheet at its fair value with gains and losses reflected in the income statement except that, to the extent the derivative qualifies for hedge accounting, the gains and losses are reflected in income in the same period as offsetting losses and gains on the qualifying hedged positions. SFAS No. 133 further provides specific criteria necessary for a derivative to qualify for hedge accounting. The forward contracts purchased by the Company in 2002 and 2001 do not qualify for hedge accounting.

Contingent Interest

On April 11, 2001, the Company issued 1.5% Debentures in the amount of $460.0 million which are due April 15, 2031, and contain a contingent interest provision. See Note 8. The contingent interest component is an embedded derivative as defined by SFAS No. 133 and accordingly must be split from the host instrument and recorded at fair value on the balance sheet. The contingent interest component had no value at issuance or at December 31, 2002 and 2001.

5. Drilling and Other Property and Equipment

Cost and accumulated depreciation of drilling and other property and equipment are summarized as follows:

	December 31,	
	2002	2001
	(In thousands)	
Drilling rigs and equipment	$ 3,091,892	$2,732,333
Construction work-in-progress	141,247	163,308
Land and buildings	15,035	14,629
Office equipment and other	21,076	19,731
Cost	3,269,250	2,930,001
Less accumulated depreciation	(1,104,623)	(927,128)
Drilling and other property and equipment, net	$ 2,164,627	$2,002,873

Construction work-in-progress at December 31, 2002, included approximately $119.1 million primarily for the significant upgrade of the *Ocean Rover* to high specification capabilities.

In December 2002, Diamond Offshore Drilling Limited, a subsidiary of the Company, completed the acquisition of the third-generation semisubmersible drilling rig, *West Vanguard*, renamed *Ocean Vanguard*, for $68.5 million. The Company capitalized $67.0 million to drilling rigs and equipment and $1.5 million to rig inventory.

In March 2002, approximately $157.4 million was reclassified from construction work-in-progress to drilling rigs and equipment upon completion of the significant upgrade of the *Ocean Baroness* to high specification capabilities.

6. Goodwill

Goodwill from the merger with Arethusa in 1996 was generated from an excess of the purchase price over the net assets acquired. Prior to January 1, 2002 the Company was amortizing goodwill on a straight-line basis over 20 years. The Company adopted SFAS No. 142 on January 1, 2002 and, accordingly, has suspended amortization of goodwill in 2002.

The Company's net income and earnings per share, adjusted to exclude amortization expense (net of its related tax benefit) for the years ended December 31, 2002, 2001 and 2000 are as follows:

	Year Ended December 31,		
	2002	2001	2000
	(In thousands, except per share amounts)		
Net income as reported	$62,520	$173,823	$72,281
Add back: Goodwill amortization (net of tax)	—	2,118	2,917
Adjusted net income	$62,520	$175,941	$75,198
Basic earnings per share:			
Net income as reported	$ 0.48	$ 1.31	$ 0.53
Add back: Goodwill amortization (net of tax)	—	0.02	0.02
Adjusted net income	$ 0.48	$ 1.33	$ 0.55
Diluted earnings per share:			
Net income as reported	$ 0.47	$ 1.26	$ 0.53
Add back: Goodwill amortization (net of tax)	—	0.01	0.02
Adjusted net income	$ 0.47	$ 1.27	$ 0.55

For purposes of applying SFAS No. 142, the Company determined that it has one reporting unit to which to assign goodwill. As of January 1, 2002, the Company performed the transitional goodwill impairment test and determined that the fair value of the reporting unit exceeded its carrying value, and accordingly, no further testing for goodwill impairment was required.

There were no recognized intangible assets other than goodwill associated with the Arethusa merger.

During each of the years ended December 31, 2002, 2001 and 2000, an adjustment of $13.6 million was recorded in each year to reduce goodwill before accumulated amortization. The adjustments represent tax benefits not previously recognized for the excess of tax deductible goodwill over the book goodwill amount. The Company will continue to reduce goodwill in future periods as the tax benefits of excess tax goodwill over book goodwill is recognized. Goodwill is expected to be reduced to zero during the year 2004.

At December 31, 2002, the Company performed its annual impairment test and no evidence of impairment was noted.

7. Accrued Liabilities

Accrued liabilities consist of the following:

	December 31,	
	2002	2001
	(In thousands)	
Personal injury and other claims	$ 6,815	$ 6,706
Payroll and benefits	29,337	25,880
Interest payable	1,588	1,645
Reserve for class action litigation	—	9,699
Deferred revenue	3,539	6,721
Other	21,834	18,326
Total	$63,113	$68,977

8. Long-Term Debt

Long-term debt consists of the following:

	December 31,	
	2002	2001
	(In thousands)	
Zero coupon convertible debentures	$439,688	$424,694
Convertible senior debentures — 1.5%	460,000	460,000
Ocean Alliance lease-leaseback agreement	35,942	46,368
	935,630	931,062
Less: Current maturities	(11,155)	(10,426)
Total	$924,475	$920,636

The aggregate maturities of long-term debt for each of the five years subsequent to December 31, 2002, are as follows:

	(Dollars in thousands)
2003	$ 11,155
2004	11,969
2005	12,818
2006	—
2007	—
Thereafter	899,688
	935,630
Less: Current maturities	(11,155)
Total	$924,475

Convertible Subordinated Notes

On April 6, 2001, the Company redeemed all of its outstanding 3.75% Notes in accordance with the indenture under which the 3.75% Notes were issued. Prior to April 6, 2001, $12.4 million principal amount of the 3.75% Notes had been converted into 307,071 shares of the Company's common stock, par value $0.01 per share, at the stated conversion price of $40.50 per share. The remaining $387.6 million principal amount of the 3.75% Notes was redeemed at 102.08% of the principal amount thereof plus accrued interest for a total cash payment of $397.7 million resulting in an after-tax charge of $7.7 million ($11.9 million which is reported in "Interest expense" partially offset by a tax benefit of $4.2 million recorded in "Income tax expense" in the Consolidated Statement of Income.)

Convertible Senior Debentures

On April 11, 2001, the Company issued $460.0 million principal amount of 1.5% Debentures which are due April 15, 2031. The 1.5% Debentures are convertible into shares of the Company's common stock at an initial conversion rate of 20.3978 shares per $1,000 principal amount of the 1.5% Debentures, subject to adjustment in certain circumstances. Upon conversion, the Company has the right to deliver cash in lieu of shares of the Company's common stock. The transaction resulted in net proceeds of approximately $449.1 million.

Interest of 1.5% per year on the outstanding principal amount is payable semiannually in arrears on April 15 and October 15 of each year, beginning October 15, 2001. The 1.5% Debentures are unsecured obligations of the Company and rank equally with all of the Company's other unsecured senior indebtedness.

The Company will pay contingent interest to holders of the 1.5% Debentures during any six-month period commencing after April 15, 2008 if the average market price of a 1.5% Debenture for a measurement period

preceding such six-month period equals 120% or more of the principal amount of such 1.5% Debenture and the Company pays a regular cash dividend during such six-month period. The contingent interest payable per $1,000 principal amount of 1.5% Debentures, in respect of any quarterly period, will equal 50% of regular cash dividends paid by the Company per share on its common stock during that quarterly period multiplied by the conversion rate. This contingent interest component is an embedded derivative, which had no fair value at issuance or on December 31, 2002 or December 31, 2001.

Holders may require the Company to purchase all or a portion of their 1.5% Debentures on April 15, 2008, at a price equal to 100% of the principal amount of the 1.5% Debentures to be purchased plus accrued and unpaid interest. The Company may choose to pay the purchase price in cash or shares of the Company's common stock or a combination of cash and common stock. In addition, holders may require the Company to purchase, for cash, all or a portion of their 1.5% Debentures upon a change in control (as defined).

The Company may redeem all or a portion of the 1.5% Debentures at any time on or after April 15, 2008, at a price equal to 100% of the principal amount plus accrued and unpaid interest.

Zero Coupon Convertible Debentures

On June 6, 2000, the Company issued Zero Coupon Debentures due 2020 at a price of $499.60 per $1,000 debenture, which represents a yield to maturity of 3.50% per year. The Company will not pay interest prior to maturity unless it elects to convert the Zero Coupon Debentures to interest-bearing debentures upon the occurrence of certain tax events. The Zero Coupon Debentures are convertible at the option of the holder at any time prior to maturity, unless previously redeemed, into the Company's common stock at a fixed conversion rate of 8.6075 shares of common stock per Zero Coupon Debenture, subject to adjustments in certain events. The Zero Coupon Debentures are senior unsecured obligations of the Company.

The Company has the right to redeem the Zero Coupon Debentures, in whole or in part, after June 6, 2005, for a price equal to the issuance price plus accrued original issue discount through the date of redemption. Holders have the right to require the Company to repurchase the Zero Coupon Debentures on the fifth, tenth and fifteenth anniversaries of issuance at the accreted value through the date of repurchase. The Company may pay such repurchase price with either cash or shares of the Company's common stock or a combination of cash and shares of common stock.

Ocean Alliance Lease-Leaseback

In December 2000 the Company entered into a lease-leaseback agreement with a European bank. The lease-leaseback agreement provides for the Company to lease the *Ocean Alliance,* one of the Company's high specification semisubmersible drilling rigs, to the bank for a lump-sum payment of $55.0 million plus an origination fee of $1.1 million and for the bank to then sub-lease the rig back to the Company. Under the agreement, which has a five-year term, the Company is to make five annual payments of $13.7 million. Two of the five annual payments have been made as of December 31, 2002. This financing arrangement has an effective interest rate of 7.13% and is an unsecured subordinated obligation of the Company.

9. Comprehensive Income

The income tax effects allocated to the components of other comprehensive income are as follows:

	Year Ended December 31, 2002		
	Before Tax	Tax Effect	Net-of-Tax
		(In thousands)	
Foreign currency translation (loss) gain	$(1,043)	$ 365	$ (678)
Minimum pension liability adjustment	4,246	(1,486)	2,760
Unrealized gain (loss) on investments:			
Gain (loss) arising during 2002	4,166	(1,458)	2,708
Reclassification adjustment	(4,062)	1,422	(2,640)
Net unrealized gain (loss)	104	(36)	68
Other comprehensive income (loss)	$ 3,307	$(1,157)	$ 2,150

	Year Ended December 31, 2001		
	Before Tax	Tax Effect	Net-of-Tax
		(In thousands)	
Foreign currency translation (loss) gain	$ (262)	$ 92	$ (170)
Minimum pension liability adjustment	(4,246)	1,486	(2,760)
Unrealized gain (loss) on investments:			
Gain (loss) arising during 2001	3,848	(1,347)	2,501
Reclassification adjustment	(4,802)	1,681	(3,121)
Net unrealized (loss) gain	(954)	334	(620)
Other comprehensive (loss) income	$(5,462)	$ 1,912	$(3,550)

	Year Ended December 31, 2000		
	Before Tax	Tax Effect	Net-of-Tax
		(In thousands)	
Foreign currency translation gain (loss)	$ 778	$ (272)	$ 506
Unrealized gain (loss) on investments:			
Gain (loss) arising during 2000	5,014	(1,755)	3,259
Reclassification adjustment	9,437	(3,303)	6,134
Net unrealized gain (loss)	14,451	(5,058)	9,393
Other comprehensive income (loss)	$15,229	$(5,330)	$9,899

10. Commitments and Contingencies

The Company leases office facilities under operating leases, which expire through the year 2007. Total rent expense amounted to $1.4 million, $1.0 million and $1.2 million for the years ended December 31, 2002, 2001 and 2000, respectively. Minimum future rental payments under leases are approximately $1.1 million, $0.4 million, $0.2 million, $0.1 million and $17,000 for the years 2003 to 2007, respectively. There are no minimum future rental payments under leases after the year 2007.

The Company is contingently liable as of December 31, 2002 in the amount of $16.1 million under certain performance, bid, customs and export bonds. On the Company's behalf, banks have issued letters of credit securing certain of these bonds.

Various claims have been filed against the Company in the ordinary course of business, including claims by offshore workers alleging personal injuries. In the opinion of management, no pending or threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

11. Financial Instruments

Concentrations of Credit and Market Risk

Financial instruments which potentially subject the Company to significant concentrations of credit or market risk consist primarily of periodic temporary investments of excess cash and trade accounts receivable and investments in debt securities, including treasury inflation-indexed protected bonds ("TIP's") and collateralized mortgage obligations ("CMO's"). The Company places its temporary excess cash investments in high quality short-term money market instruments through several financial institutions. At times, such investments may be in excess of the insurable limit. The Company's periodic evaluations of the relative credit standing of these financial institutions are considered in the Company's investment strategy.

Concentrations of credit risk with respect to trade accounts receivable are limited primarily due to the entities comprising the Company's customer base. Since the market for the Company's services is the offshore oil and gas industry, this customer base consists primarily of major oil companies and independent oil and gas producers. The Company provides allowances for potential credit losses when necessary. No such allowances were deemed necessary for the years presented and, historically, the Company has not experienced significant losses on trade receivables. All of the Company's investments in debt securities are U.S. government securities or government-backed with minimal credit risk. However, the Company is exposed to market risk due to price volatility associated with interest rate fluctuations.

Fair Values

The amounts reported in the Consolidated Balance Sheets for cash and cash equivalents, marketable securities, accounts receivable, and accounts payable approximate fair value. Fair values and related carrying values of the Company's debt instruments are shown below:

	Year Ended December 31,			
	2002		2001	
	Fair Value	Carrying Value	Fair Value	Carrying Value
	(In millions)			
Zero Coupon Debentures	$443.3	$439.7	$408.9	$424.7
1.5% Debentures	$422.2	$460.0	$421.3	$460.0
Ocean Alliance Lease-leaseback	$ 36.3	$ 35.9	$ 45.9	$ 46.4

The estimated fair value amounts have been determined by the Company using appropriate valuation methodologies and information available to management as of December 31, 2002 and 2001. Considerable judgment is required in developing these estimates, and accordingly, no assurance can be given that the estimated values are indicative of the amounts that would be realized in a free market exchange. The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it was practicable to estimate that value:

Cash and cash equivalents — The carrying amounts approximate fair value because of the short maturity of these instruments.

Marketable securities — The fair values of the debt securities, including TIP's and CMO's, available for sale were based on the quoted closing market prices on December 31, 2002 and 2001.

Accounts receivable and accounts payable — The carrying amounts approximate fair value based on the nature of the instruments.

Long-term debt — The fair value of the Zero Coupon Debentures and the 1.5% Debentures was based on the quoted closing market price on December 31, 2002 and 2001 from brokers of these instruments. The fair value of the *Ocean Alliance* lease-leaseback agreement was based on the present value of estimated future cash flows using a discount rate of 6.62%.

12. Related Party Transactions

The Company and Loews entered into a services agreement which was effective upon consummation of the Common Stock Offering (the "Services Agreement") pursuant to which Loews agreed to continue to perform certain administrative and technical services on behalf of the Company. Such services include personnel, telecommunications, purchasing, internal auditing, accounting, data processing and cash management services, in addition to advice and assistance with respect to preparation of tax returns and obtaining insurance. Under the Services Agreement, the Company is required to reimburse Loews for (i) allocated personnel costs (such as salaries, employee benefits and payroll taxes) of the Loews personnel actually providing such services and (ii) all out-of-pocket expenses related to the provision of such services. The Services Agreement may be terminated at the Company's option upon 30 days' notice to Loews and at the option of Loews upon six months' notice to the Company. In addition, the Company has agreed to indemnify Loews for all claims and damages arising from the provision of services by Loews under the Services Agreement unless due to the gross negligence or willful misconduct of Loews. The Company was charged $0.3 million, $0.3 million and $0.4 million by Loews for these support functions during the years ended December 31, 2002, 2001 and 2000, respectively.

13. Stock Option Plan

The Company's 2000 Stock Option Plan provides for issuance of either incentive stock options or non-qualified stock options to the Company's employees, consultants and non-employee directors. Options may be granted to purchase stock at no less than 100% of the market price of the stock on the date the option is granted. Such plan reserved for issuance up to 750,000 shares of the Company's common stock, none of which had been issued as of December 31, 2002. Unless otherwise specified by the Board of Directors at the time of the grant, stock options have a maximum term of ten years, subject to earlier termination under certain conditions and vest over four years.

The following table summarizes the stock option activity related to the 2000 Stock Option Plan:

	2002		2001		2000	
	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price	Options	Weighted-Average Exercise Price
Outstanding, January 1	218,300	$37.68	109,000	$42.83	—	$ —
Granted	201,100	26.11	109,300	32.54	113,000	42.84
Forfeited	—	—	—	—	(4,000)	43.03
Outstanding, December 31	419,400	$32.13	218,300	$37.68	109,000	$42.83
Exercisable, December 31	103,950	$37.71	42,500	$40.13	31,000	$42.34

The following table summarizes information for options outstanding and exercisable at December 31, 2002:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$19.88-$29.33	198,100	9.3 years	$24.98	16,150	$24.58
$30.12-$33.51	74,200	8.2 years	$31.94	17,150	$32.40
$35.72-$43.03	147,100	7.3 years	$41.85	70,650	$42.00

The Company accounts for the 2000 Stock Option Plan in accordance with Accounting Principle Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, no compensation expense has been recognized for the options granted under the plan. Had compensation expense for the Company's stock options been recognized based on the fair value of the options at the grant dates, using the methodology

prescribed by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2002	2001	2000
	(In thousands except per share amounts)		
Net Income as reported	$62,520	$173,823	$72,281
Deduct: Total stock-based employee compensation expense determined under fair value based method, net of tax	(925)	(677)	(363)
Pro forma net income	$61,595	$173,146	$71,918
Earnings Per Share of Common Stock:			
As reported	$ 0.48	$ 1.31	$ 0.53
Pro forma	$ 0.47	$ 1.30	$ 0.53
Earnings Per Share of Common Stock — assuming dilution:			
As reported	$ 0.47	$ 1.26	$ 0.53
Pro forma	$ 0.47	$ 1.26	$ 0.53

The per share weighted-average fair value of stock options granted during 2002, 2001 and 2000 was $10.59, $14.60 and $26.71, respectively. The fair value of options granted in 2002, 2001 and 2000 has been estimated at the date of grant using a Binomial Option Pricing Model with the following weighted average assumptions:

	2002	2001	2000
Risk-free interest rate	3.71%	4.52%	6.71%
Expected life of options			
Employees	6	6	6
Directors	4	4	6
Expected volatility of the Company's stock price	37%	49%	69%
Expected dividend yield	2.29%	1.64%	1.25%

14. Income Taxes

The components of income tax expense are as follows:

	Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
U.S. — current	$ 214	$ 564	$ 7,981
Non-U.S. — current	16,842	11,834	4,450
Total current	17,056	12,398	12,431
U.S. — deferred	2,983	60,649	12,540
U.S. — deferred to reduce goodwill	13,615	13,615	13,615
Total deferred	16,598	74,264	26,155
Total	$33,654	$86,662	$38,586

The difference between actual income tax expense and the tax provision computed by applying the statutory federal income tax rate to income before taxes is attributable to the following:

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Income before income tax expense:			
U.S.	$73,353	$238,134	$ 97,118
Non-U.S.	22,821	22,351	13,749
Worldwide	$96,174	$260,485	$110,867
Expected income tax expense at federal statutory rate	$33,661	$ 91,169	$ 38,803
Foreign earnings indefinitely reinvested	(5,246)	(5,222)	—
Norwegian tax settlement	5,853	—	—
Adjustment to prior year return — federal	214	2	(69)
Other	(828)	713	(148)
Income tax expense	$33,654	$ 86,662	$ 38,586

Significant components of the Company's deferred income tax assets and liabilities are as follows:

	December 31,	
	2002	2001
	(In thousands)	
Deferred tax assets:		
Net operating loss carryforwards	$ 40,136	$ 9,867
Alternative minimum tax refundable	5,929	563
Worker's compensation and other current accruals(1)	7,538	7,156
Foreign tax credits	43,036	40,097
Other	8,101	12,118
Total deferred tax assets	104,740	69,801
Deferred tax liabilities:		
Depreciation and amortization	(407,365)	(378,436)
Undistributed earnings of non-U.S. subsidiaries	(31,549)	(34,348)
Contingent interest	(13,992)	(5,599)
Non-U.S. deferred taxes	(13,008)	(14,684)
Other	(6,597)	(7,076)
Total deferred tax liabilities	(472,511)	(440,143)
Net deferred tax liability	$(367,771)	$(370,342)

(1) Reflected in "Prepaid expenses and other" in the Company's Consolidated Balance Sheets.

Except for selective dividends, the Company's practice prior to 1997 was to reinvest the unremitted earnings of all of its non-U.S. subsidiaries and postpone their remittance indefinitely. Thus, no additional U.S. taxes were provided on such earnings. Undistributed earnings of non-U.S. subsidiaries generated prior to 1997 for which no U.S. deferred income tax provision has been made for possible future remittances totaled approximately $33.0 million at December 31, 2002. In addition, the Company has negative undistributed earnings of non-U.S. subsidiaries generated prior to 1997 of $56.4 million at December 31, 2002, for which no deferred tax benefit has been recognized. It is not practicable to estimate the amount of unrecognized U.S. deferred taxes, if any, that might be payable on the actual or deemed remittance of such earnings. On actual remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a U.S. tax liability, if any.

At the beginning of 2001, the Company decided to postpone remittance of a portion of the earnings of its U.K. subsidiaries. The Company plans to reinvest these earnings indefinitely and no U.S. taxes were provided

on these earnings in 2001 or 2002. Undistributed earnings of the U.K. subsidiaries for which no U.S. deferred income tax provision has been made were $21.1 million in 2002 and $14.9 million in 2001.

Deferred income taxes are not recorded on differences between financial reporting and tax bases of investments in stock of the Company's subsidiaries, unless realization of the effect is probable in the foreseeable future.

The Company believes it is probable that its deferred tax assets of $104.7 million will be realized through carrybacks to prior year tax returns or on future tax returns, primarily from the generation of future taxable income through both profitable operations and future reversals of existing taxable temporary differences.

As of December 31, 2002, the Company had net operating loss ("NOL") carryforwards of approximately $114.6 million available to offset taxable income. Approximately $21.5 million of the NOL carryforwards were acquired in 1996 with the Arethusa merger. The utilization of the NOL carryforwards acquired in the Arethusa merger is limited pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"). None of the NOL carryforwards acquired from Arethusa were utilized in 2002. The remaining $93.1 million of NOL carryforwards were generated during 2002 and are not subject to a limitation under Code Section 382. The Company expects to fully utilize this portion of the NOL through a carryback to a prior taxable year. The Company has recognized a tax benefit of $32.6 million related to the tax loss generated in 2002.

The Company has recorded a deferred tax asset of $40.1 million for the benefit of the NOL carryforwards. The NOL carryforwards will expire as follows:

Year	Net Operating Losses	Tax Benefit of Net Operating Losses
	(In millions)	
2008	$ 7.9	$ 2.8
2009	11.2	3.9
2010	2.4	0.8
2022	93.1	32.6
Total	$114.6	$40.1

15. Employee Benefit Plans

Defined Contribution Plans

The Company maintains defined contribution retirement plans for its U.S., U.K. and third country national ("TCN") employees. The plan for U.S. employees (the "401k Plan") is designed to qualify under Section 401(k) of the Code. Under the 401k Plan, each participant may elect to defer taxation on a portion of his or her eligible earnings, as defined by the 401k Plan, by directing the Company to withhold a percentage of such earnings. A participating employee may also elect to make after-tax contributions to the 401k Plan. The Company contributes 3.75% of a participant's defined compensation and matches 25% of the first 6% of each employee's compensation contributed. Participants are fully vested immediately upon enrollment in the plan. For the years ended December 31, 2002, 2001 and 2000, the Company's provision for contributions was $5.6 million, $6.9 million and $6.2 million, respectively.

The plan for U.K. employees provides that the Company contributes amounts equivalent to the employee's contributions generally up to a maximum of 5.25% of the employee's defined compensation per year. The Company's provision for contributions for the years ended December 31, 2002, 2001 and 2000 was $0.7 million, $0.5 million and $0.4 million, respectively.

The plan for the Company's TCN employees was effective April 1, 1998 and is similar to the 401k Plan. The Company contributes 3.75% of a participant's defined compensation and matches 25% of the first 6% of each employee's compensation contributed. For the years ended December 31, 2002 and 2001, the Company's provision for contributions was $0.6 million, and $0.5 million for the year ended December 31, 2000.

Deferred Compensation and Supplemental Executive Retirement Plan

The Company established its Deferred Compensation and Supplemental Executive Retirement Plan in December 1996. The Company contributes to this plan any portion of the 3.75% of the base salary contribution and the matching contribution to the 401k Plan that cannot be contributed because of the limitations within the Code and because of elective deferrals that the participant makes under the plan. Additionally, the plan provides that participants may defer up to 10% of base compensation and/or up to 100% of any performance bonus. Participants in this plan are a select group of management or highly compensated employees of the Company and are fully vested in all amounts paid into the plan. The Company's provision for contributions for the years ended December 31, 2002, 2001 and 2000 was not material.

Pension Plan

The defined benefit pension plan established by Arethusa effective October 1, 1992 was frozen on April 30, 1996. At that date, all participants were deemed fully vested in the plan, which covered substantially all U.S. citizens and U.S. permanent residents who were employed by Arethusa. Benefits are calculated and paid based on an employee's years of credited service and average compensation at the date the plan was frozen using an excess benefit formula integrated with social security covered compensation.

Pension costs are determined actuarially and at a minimum funded as required by the Code. During 2002 the Company made a voluntary contribution of $3.7 million to this plan. The plan's assets are invested in cash and cash equivalents, equity securities, government and corporate debt securities. As a result of freezing the plan, no service cost has been accrued for the years presented.

The following provides a reconciliation of benefit obligations and significant actuarial assumptions:

	September 30,		
	2002	2001	2000
		(In thousands)	
Change in benefit obligation:			
Benefit obligation at beginning of year	$13,932	$12,581	$12,023
Interest cost	962	934	894
Actuarial gain	556	584	42
Benefits paid	(515)	(167)	(378)
Benefit obligation at end of year	$14,935	$13,932	$12,581
Change in plan assets:			
Fair value of plan assets at beginning of year	$13,077	$14,690	$14,427
Actual return (loss) on plan assets	(1,164)	(1,446)	641
Contributions	3,695	—	—
Benefits paid	(515)	(167)	(378)
Fair value of plan assets at end of year	$15,093	$13,077	$14,690

	September 30,		
	2002	2001	2000
		(In thousands)	
Plan assets over benefit obligation	$ 158	$ —	$2,109
Benefit obligation over plan assets	—	(855)	—
Unrecognized net obligation	6,989	4,246	905
Accrued benefit cost	$7,147	$3,391	$3,014

	September 30,		
	2002	2001	2000
Weighted-average assumptions:			
Discount rate	6.75%	7.00%	7.50%
Expected long-term rate	8.50%	9.00%	9.00%

	September 30,		
	2002	2001	2000
	(In thousands)		
Components of net periodic benefit cost:			
Interest cost	$ (962)	$ (934)	$ (894)
Expected return on plan assets	1,159	1,311	1,289
Amortization of unrecognized loss	(135)	—	—
Net periodic pension benefit income	$ 62	$ 377	$ 395

Amounts recognized in the Consolidated Balance Sheets consist of:

	September 30,		
	2002	2001	2000
	(In thousands)		
Prepaid benefit cost	$7,147	$ —	$3,014
Accrued benefit liability	—	(855)	—
Accumulated other comprehensive income	—	4,246	—
Accrued benefit cost	$7,147	$3,391	$3,014

16. Segments and Geographic Area Analysis

The Company manages its business on the basis of one reportable segment, contract drilling of offshore oil and gas wells. Although the Company provides contract drilling services from different types of offshore drilling rigs and provides such services in many geographic locations, these operations have been aggregated into one reportable segment based on the similarity of economic characteristics among all divisions and locations, including the nature of services provided and the type of customers of such services.

Similar Services

Revenues from external customers for contract drilling and similar services by equipment-type are listed below (eliminations offset dayrate revenues earned when the Company's rigs are utilized in its integrated services):

	Year Ended December 31,		
	2002	2001	2000
	(In thousands)		
High Specification floaters	$291,848	$326,835	$212,000
Other Semisubmersibles	317,342	377,715	313,287
Jack-ups	99,360	174,498	118,885
Integrated Services	14,068	7,779	23,298
Other	5,161	547	140
Eliminations	(3,566)	(2,025)	(8,174)
Total Contract Drilling Revenues	724,213	885,349	659,436
Revenues Related to Reimbursable Expenses	28,348	38,951	25,065
Total Revenues	$752,561	$924,300	$684,501

Geographic Areas

At December 31, 2002, the Company had drilling rigs located offshore ten countries outside of the United States. As a result, the Company is exposed to the risk of changes in social, political and economic conditions inherent in foreign operations and the Company's results of operations and the value of its foreign assets are affected by fluctuations in foreign currency exchange rates. Revenues by geographic area are presented by attributing revenues to the individual country where the services were performed.

	Year Ended December 31,		
	2002	2001	2000
		(In thousands)	
Revenues from unaffiliated customers:			
United States	$334,696	$579,853	$374,003
Foreign:			
Europe/Africa	99,787	72,883	72,745
South America	170,438	180,759	179,244
Australia/Southeast Asia	147,640	90,805	58,509
	417,865	344,447	310,498
Total	$752,561	$924,300	$684,501

An individual foreign country may, from time to time, contribute a material percentage of the Company's total revenues from unaffiliated customers. For the years ended December 31, 2002, 2001 and 2000, individual countries that contributed 5% or more of the Company's total revenues from unaffiliated customers are listed below.

	Year Ended December 31,		
	2002	2001	2000
Brazil	22.7%	19.6%	24.6%
United Kingdom	10.0%	6.6%	6.1%
Australia	6.4%	5.9%	5.7%

Long-lived tangible assets located in the United States and all foreign countries in which the Company holds assets as of December 31, 2002, 2001 and 2000 are listed below. A substantial portion of the Company's assets are mobile, therefore asset locations at the end of the period are not necessarily indicative of the geographic distribution of the earnings generated by such assets during the periods.

	December 31,		
	2002	2001	2000
		(In thousands)	
Drilling and other property and equipment, net:			
United States	$1,243,253	$1,268,901	$1,312,031
Foreign:			
South America	330,700	375,655	388,358
Europe/Africa	176,755	86,659	81,401
Australia/Southeast Asia	413,919	271,658	149,392
	921,374	733,972	619,151
Total	$2,164,627	$2,002,873	$1,931,182

Besides the United States, Brazil and Singapore are currently the only countries with a material concentration of the Company's assets. Approximately 15.3%, 18.8% and 20.1% of the Company's total drilling and other property and equipment were located in or offshore Brazil and 13.9%, 8.9% and 3.1% were located in or offshore Singapore as of December 31, 2002, 2001 and 2000, respectively.

Major Customers

The Company's customer base includes major and independent oil and gas companies and government-owned oil companies. Revenues from major customers for the periods presented that contributed more than 10% of the Company's total revenues as follows:

Customer	Year Ended December 31, 2002	2001	2000
Petrobras	19.0%	17.3%	24.6%
BP	18.9%	21.8%	20.3%
Murphy Exploration and Production Company	10.4%	1.4%	0.8%

17. Unaudited Quarterly Financial Data

Unaudited summarized financial data by quarter for the years ended December 31, 2002 and 2001 is shown below.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands, except per share data)			
2002				
Revenues	$201,550	$187,787	$180,183	$183,041
Operating income	24,046	8,165	9,550	10,139
Income before income tax expense	32,502	18,571	31,513	13,588
Net income	22,558	11,962	21,704	6,296
Net income per share:				
Basic	$ 0.17	$ 0.09	$ 0.17	$ 0.05
Diluted	$ 0.17	$ 0.09	$ 0.16	$ 0.05
2001				
Revenues	$213,473	$237,280	$242,443	$231,104
Operating income	48,122	64,573	65,782	46,606
Income before income tax expense	54,677	65,134	79,430	61,244
Net income	36,828	43,760	53,427	39,808
Net income per share:				
Basic	$ 0.28	$ 0.33	$ 0.40	$ 0.30
Diluted	$ 0.27	$ 0.32	$ 0.38	$ 0.29

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

Not applicable.

PART III

Reference is made to the information responsive to Items 10, 11, 12 (other than information concerning securities authorized for issuance under equity compensation plans) and 13 of this Part III contained in the Company's definitive proxy statement for its 2003 Annual Meeting of Stockholders, which is incorporated herein by reference.

Item 10. Directors and Executive Officers of the Registrant.

Item 11. Executive Compensation.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

For information concerning securities authorized for issuance under equity compensation plans, see "Market for the Registrant's Common Equity and Related Stockholder Matters — Equity Compensation Plan Information" in Item 5 of Part II of this report.

Item 13. Certain Relationships and Related Transactions.

Item 14. Controls and Procedures.

The Company's management formed a disclosure controls and procedures committee (the "Disclosure Committee") in 2002. The purpose and responsibility of the Disclosure Committee is to coordinate and review the process by which information is recorded, processed and reported on a timely basis as required to be disclosed by the Company in its reports filed, furnished or submitted under the Exchange Act. In addition, the Disclosure Committee is responsible for ensuring that this information is accumulated and communicated to the Company's management, including its principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation of Disclosure Controls and Procedures

Based on their evaluation of the Company's disclosure controls and procedures conducted within 90 days prior to the date of filing this report on Form 10-K, the Company's principal executive officer and principal financial officer have concluded that as of the date of their evaluation, the Company's disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) promulgated under the Exchange Act) are effective.

Changes in Internal Controls

There were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation.

Item 15. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Index to Financial Statements, Financial Statement Schedules and Exhibits

(1) Financial Statements

	Page
Independent Auditors' Report	34
Consolidated Balance Sheets	35
Consolidated Statements of Income	36
Consolidated Statements of Stockholders' Equity	37
Consolidated Statements of Comprehensive Income	38
Consolidated Statements of Cash Flows	39
Notes to Consolidated Financial Statements	40

(2) Financial Statement Schedules

No schedules have been included herein because the information required to be submitted has been included in the Company's Consolidated Financial Statements or the notes thereto or the required information is inapplicable.

(3) Index of Exhibits 64

See the Index of Exhibits for a list of those exhibits filed herewith, which index also includes and identifies management contracts or compensatory plans or arrangements required to be filed as exhibits to this Form 10-K by Item 601(b)(10)(iii) of Regulation S-K.

(b) Reports on Form 8-K

The Company made the following reports on Form 8-K during the fourth quarter of fiscal year 2002:

Date of Report	Description of Report
October 1, 2002	Item 9 Regulation FD disclosure (Informational only)
October 4, 2002	Disclosure of the impact of Hurricane Lili on *Ocean Lexington* (parted its moorings)
October 8, 2002	Disclosure regarding *Ocean Lexington* towed back to its pre-storm location
October 16, 2002	Item 9 Regulation FD disclosure (Informational only)
November 6, 2002	Item 9 Regulation FD disclosure of CEO/CFO Certifications (pursuant to section 906 of the Sarbanes-Oxley Act of 2002) for the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2002 (Informational only)
December 3, 2002	Item 9 Regulation FD disclosure (Informational only)

(c) Index of Exhibits

Exhibit Number	Description
3.1	— Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 1998).
3.2	— Amended and Restated By-laws of the Company (incorporated by reference to Exhibit 3.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
4.1	— Indenture, dated as of February 4, 1997, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
4.2	— Second Supplemental Indenture, dated as of June 6, 2000, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).
4.3	— Third Supplemental Indenture, dated as of April 11, 2001, between the Company and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
10.1	— Registration Rights Agreement (the "Registration Rights Agreement") dated October 16, 1995 between Loews and the Company (incorporated by reference to Exhibit 10.1 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.2	— Amendment to the Registration Rights Agreement, dated September 16, 1997, between Loews and the Company (incorporated by reference to Exhibit 10.2 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.3	— Services Agreement, dated October 16, 1995, between Loews and the Company (incorporated by reference to Exhibit 10.3 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.4†	— Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan effective December 17, 1996 (incorporated by reference to Exhibit 10.4 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).
10.5†	— First Amendment to Diamond Offshore Deferred Compensation and Supplemental Executive Retirement Plan dated March 18, 1998 (incorporated by reference to Exhibit 10.8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.6†	— Diamond Offshore Management Bonus Program, as amended and restated, and dated as of December 31, 1997 (incorporated by reference to Exhibit 10.6 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1997).
10.7	— Registration Rights Agreement, dated June 6, 2000, between the Company and Credit Suisse First Boston Corporation (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q/A for the quarterly period ended June 30, 2000).
10.8†	— 2000 Stock Option Plan (incorporated by reference to Exhibit 10.9 of the Annual Report on Form 10-K for the fiscal year ended December 31, 2001).

Exhibit Number	Description
10.9	— Purchase Agreement, dated April 6, 2001, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
10.10	— Registration Rights Agreement, dated April 11, 2001, between the Company and Merrill Lynch & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 10.2 of the Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2001).
12.1*	— Statement re Computation of Ratios.
21.1*	— List of Subsidiaries of the Company.
23.1*	— Consent of Deloitte & Touche LLP.
24.1*	— Powers of Attorney.

* Filed herewith.

† Management contracts or compensatory plans or arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 4, 2003.

DIAMOND OFFSHORE DRILLING, INC.

By: /s/ GARY T. KRENEK

Gary T. Krenek
Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ JAMES S. TISCH* James S. Tisch	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 4, 2003
/s/ LAWRENCE R. DICKERSON* Lawrence R. Dickerson	President, Chief Operating Officer and Director	March 4, 2003
/s/ GARY T. KRENEK* Gary T. Krenek	Vice President and Chief Financial Officer (Principal Financial Officer)	March 4, 2003
/s/ BETH G. GORDON* Beth G. Gordon	Controller (Principal Accounting Officer)	March 4, 2003
/s/ ALAN R. BATKIN* Alan R. Batkin	Director	March 4, 2003
/s/ HERBERT C. HOFMANN* Herbert C. Hofmann	Director	March 4, 2003
/s/ ARTHUR L. REBELL* Arthur L. Rebell	Director	March 4, 2003
/s/ MICHAEL H. STEINHARDT* Michael H. Steinhardt	Director	March 4, 2003
/s/ RAYMOND S. TROUBH* Raymond S. Troubh	Director	March 4, 2003

*By: /s/ WILLIAM C. LONG

William C. Long
Attorney-in-fact

CERTIFICATIONS

I, James S. Tisch, certify that:

1. I have reviewed this annual report on Form 10-K of Diamond Offshore Drilling, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ JAMES S. TISCH

James S. Tisch
Chief Executive Officer

Date 04-March-2003

CERTIFICATIONS

I, Gary T. Krenek, certify that:

1. I have reviewed this annual report on Form 10-K of Diamond Offshore Drilling, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/s/ GARY T. KRENEK

Gary T. Krenek
Chief Financial Officer

Date 04-March-2003

Corporate Information

Board of Directors

James S. Tisch
Chairman of the Board and
Chief Executive Officer
Diamond Offshore Drilling, Inc.
Chief Executive Officer
Loews Corporation

Lawrence R. Dickerson
President and
Chief Operating Officer
Diamond Offshore Drilling, Inc.

Herbert C. Hofmann
Senior Vice President
Loews Corporation

Arthur L. Rebell
Senior Vice President
Loews Corporation

Alan Batkin
Kissinger Associates, Inc.

Michael H. Steinhardt
Steinhardt Management Company

Raymond S. Troubh
Financial Consultant

Executive Officers

James S. Tisch
Chairman of the Board and
Chief Executive Officer

Lawrence R. Dickerson
President and
Chief Operating Officer

David W. Williams
Executive Vice President

Rodney W. Eads
Senior Vice President –
Worldwide Operations

John L. Gabriel
Senior Vice President –
Contracts and Marketing

John M. Vecchio
Senior Vice President –
Technical Services

Gary T. Krenek
Vice President and Chief Financial
Officer

William C. Long
Vice President, General Counsel and
Secretary

Beth G. Gordon
Controller

Senior Management

Mark F. Baudoin
Vice President –
Administration and Operations Support

Robert G. Blair
Vice President –
Contracts and Marketing

R. Lynn Charles
Vice President –
Human Resources

Lyndol L. Dew
Vice President –
North American Operations

Stephen G. Elwood
Vice President – Tax

Vance T. Greene
Vice President –
Contracts and Marketing

Glen E. Merrifield
Vice President –
Operations
(Management Systems)

Steven A. Nelson
Vice President –
International Operations

Morrison R. Plaisance
Vice President –
Team Solutions

Karl S. Sellers
Vice President –
Technical Services

Bodley P. Thornton
Vice President – Marketing

Lester L. Thomas
Treasurer

Corporate Headquarters
15415 Katy Freeway
Houston, TX 77094
(281) 492-5300
www.diamondoffshore.com

Investor Relations
15415 Katy Freeway
Houston, TX 77094
(281) 492-5393

Notice of Annual Meeting
The Annual Meeting of Stockholders
will be held at The Regency Hotel,
540 Park Avenue, New York, NY 10021
on Tuesday, May 20, 2003 at
11:30 a.m. local time

Transfer Agent and Registrar
Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ
07660-2104
(800) 635-9270
www.mellon-investor.com

Stock Exchange Listing
New York Stock Exchange

Trading Symbol
"DO"

Independent Auditors
Deloitte & Touche LLP



Diamond Offshore
15415 Katy Freeway
Houston, Texas 77094
(281) 492-5300
www.diamondoffshore.com